SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 30, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20- F	☒	Form 40- F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Financial statements as of December 31, 2019 together with the Independent Auditor´s Reports on financial statements.

CONTENT

•	Cover Sheet
•	Consolidated statement of financial position
•	Consolidated statement of income
•	Consolidated statement of other comprehensive income
•	Consolidated statement of changes in shareholders’ equity
•	Consolidated statement of cash flows
•	Notes to the consolidated Financial Statements
•	Consolidated exhibits
•	Separate statement of financial position
•	Separate statement of income
•	Separate statement of other comprehensive income
•	Separate statement of changes in shareholders’ equity
•	Separate statement of cash flows
•	Notes to the separate financial statements
•	Separate exhibits
•	Independent Auditor´s report on consolidated Financial Statements
•	Independent Auditor´s report on separate Financial Statements
•	Earnings distribution proposal

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
ASSETS
Cash and Deposits in Banks		P	100,680,063	74,766,039
Cash			19,511,636	10,696,465
Central Bank of Argentina			55,158,158	50,212,127
Other Local and Foreign Entities			26,006,523	13,401,648
Other			3,746	455,799
Debt Securities at fair value through profit or loss	3	A and P	5,675,008	2,635,247
Derivative Financial Instruments	8	P	50,685	17,293
Repo transactions	4	P	1,087,916	-
Other financial assets	12	P and R	4,548,763	2,999,571
Loans and other financing	6	B, C, D, P and R	220,004,663	178,874,764
Non- financial Public Sector			6,450,647	1,775,507
Other Financial Entities			3,941,007	5,573,806
Non- financial Private Sector and Foreign Residents			209,613,009	171,525,451
Other Debt Securities	3	A, P and R	64,534,133	64,584,759
Financial Assets delivered as guarantee	5	P	10,673,334	6,756,220
Equity Instruments at fair value through profit or loss	15	A and P	1,536,228	51,518
Investment in associates and joint arrangements	11	E	146,331	108,823
Property, plant and equipment		F	11,002,193	9,002,694
Intangible Assets		G	2,122,979	1,401,017
Deferred Income Tax Assets	21.c)		4,938,831	-
Other Non- financial Assets	12		669,911	834,069
Non- current assets held for sale	15		738,895	804,017
TOTAL ASSETS			428,409,933	342,836,031

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
LIABILITIES
Deposits		H, I and P	262,865,354	237,957,157
Non- financial Public Sector			17,560,282	19,311,800
Financial Sector			314,162	148,275
Non- financial Private Sector and Foreign Residents			244,990,910	218,497,082
Derivative Financial Instruments	8	I and P	768,732	1,369
Repo Transactions	4	I and P	1,002,511	164,469
Other Financial Liabilities	17	I and P	22,169,608	15,315,042
Financing received from the Central Bank of Argentina and other financial entities		I and P	2,245,804	2,998,010
Issued Corporate Bonds	37	I and P	5,525,039	6,377,311
Current Income Tax Liabilities	21		8,136,185	2,946,479
Subordinated Corporate Bonds	37	I and P	24,311,663	15,288,390
Provisions	16	J	1,456,244	1,045,894
Deferred Income Tax Liabilities	21.c)		2,079	228,112
Other Non-financial Liabilities	17		10,119,321	5,877,182
TOTAL LIABILITIES			338,602,540	288,199,415
SHAREHOLDERS’ EQUITY
Capital Stock	29		639,413	669,663
Additional paid-in capital			12,429,781	12,428,461
Adjustments to Shareholders’ Equity			4,511	4,511
Earnings Reserved			34,837,136	21,995,937
Unappropriated Retained Earnings			(210,927)	3,264,742
Other Comprehensive Income			1,306,357	543,086
Net Income for the fiscal year			40,799,776	15,729,243
Net Shareholders’ Equity attributable to controlling interest			89,806,047	54,635,643
Net Shareholders’ Equity attributable to non-controlling interests			1,346	973
TOTAL SHAREHOLDERS’ EQUITY			89,807,393	54,636,616
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			428,409,933	342,836,031

The notes 1 to 44 to the consolidated financial statements and the exhibits A to J, L, N, P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
Interest income		Q	124,123,882	65,577,382
Interest expense	0	Q	(51,636,441)	(25,931,913)
Net Interest income			72,487,441	39,645,469
Commissions income	22	Q	15,915,642	11,917,959
Commissions expense		Q	(1,341,964)	(755,907)
Net Commissions income	0	0	14,573,678	11,162,052
Subtotal (Net Interest income +Net Commissions income)			87,061,119	50,807,521
Net Gain from measurement of financial instruments at fair value through profit or loss	3	Q	5,346,293	1,065,690
Profit/ (Loss) from sold or derecognized assets at amortized cost			35,810	(4,489)
Differences in quoted prices of gold and foreign currency	23	0	3,059,616	(1,377,516)
Other operating income	24		6,098,143	2,817,047
Allowance for loan losses		0	(5,818,392)	(2,706,406)
Net Operating Income			95,782,589	50,601,847
Employee benefits	25	0	(17,460,367)	(10,308,016)
Administrative expenses	26		(10,590,711)	(6,826,476)
Depreciation of Property, Plant and Equipment	0	F and G	(1,369,826)	(736,540)
Other Operating Expenses	27		(18,273,586)	(10,302,584)
Operating Income		0	48,088,099	22,428,231
Income from associates and joint arrangements			681,010	266,302
Income before tax on continuing operations	0	0	48,769,109	22,694,533
Income tax on continuing operations	21.c)		(7,968,699)	(6,964,755)
Net Income from continuing operations	0	0	40,800,410	15,729,778
Net Income for the fiscal year			40,800,410	15,729,778
Net Income for the fiscal year attributable to controlling interest	0	0	40,799,776	15,729,243
Net Income for the fiscal year attributable to non-controlling interest			634	535

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	12/31/2019	12/31/2018
Net Profit attributable to Parent’s shareholders	40,799,776	15,729,243
PLUS: Potential diluted earnings per common share	-	-
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	40,799,776	15,729,243
Weighted average of outstanding common shares for the period	639,402	661,141
PLUS: Weighted average of the number of additional common shares with dilution effects	-	-
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,402	661,141
Basic earnings per share	63.8093	23.7911

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
Net Income for the fiscal year			40,800,410	15,729,778
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			782,810	732,813
Foreign currency translation differences for the fiscal year			782,810	732,813
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(19,550)	(394,307)
Profit or losses for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	69,638	(527,371)
Income tax			(89,188)	133,064
Other Comprehensive Income				20
Other Comprehensive Income for the fiscal year				20
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			763,260	338,526
Total Other Comprehensive Income			763,260	338,526
Total Comprehensive Income for the fiscal year			41,563,670	16,068,304
Total Comprehensive Income attributable to controlling interest			41,563,047	16,067,769
Total Comprehensive Income attributable to non- controlling interest			623	535

The notes 1 to 44 to the consolidated financial statements and the exhibits A to J, L, N, P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643	973	54,636,616
Total comprehensive income for the fiscal year											0		0
- Net income for the fiscal year										40,799,776	40,799,776	634	40,800,410
- Other comprehensive income for the fiscal year						782,810	(19,539)				763,271	(11)	763,260
Own shares in treasury	29	(1,317)	1,317								0		0
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019											0		0
- Legal reserve								3,145,848		(3,145,848)	0		0
- Normative reserve									3,475,669	(3,475,669)	0		0
- Cash dividends									(6,393,978)		(6,393,978)		(6,393,978)
- Other (1)									12,583,395	(12,583,395)	0		0
Decrease of own shares in treasury	29		(30,265)						30,265		0		0
Other changes	29	15		1,320							1,335	(250)	1,085
Amount at the end of the fiscal year		639,413		12,429,781	4,511	1,652,771	(346,414)	10,018,535	24,818,601	40,588,849	89,806,047	1,346	89,807,393

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	770	46,535,793
Total comprehensive income for the fiscal year
- Net income for the fiscal year										15,729,243	15,729,243	535	15,729,778
- Other comprehensive income for the fiscal year						732,813	(394,287)				338,526		338,526
Own shares in treasury
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
- Legal reserve								1,877,755		(1,877,755)
- Cash dividends									(3,348,315)		(3,348,315)	(332)	(3,348,647)
- Other (1)									7,511,018	(7,511,018)
Own shares in treasury	29	(28,948)	28,948						(4,407,907)		(4,407,907)		(4,407,907)
Other changes(2)										(210,927)	(210,927)		(210,927)
Amount at the end of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643	973	54,636,616

(1) Related to earnings reserved for future distribution of earnings.
(2) Related to differences between the consideration paid and the adjustment of the non-controlling interests for the acquisition of Banco Banco del Tucumán. See additionally Note 2.4
The notes 1 to 44 to the consolidated financial statements and the exhibits A to J, L, N, P to R, are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018 (Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	12/31/2019	12/31/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		48,769,109	22,694,533
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,369,826	736,540
Allowance for loan losses		5,818,392	2,706,406
Difference in quoted prices of foreign currency		(19,831,284)	(8,920,497)
Other adjustments		4,668,680	1,855,398
Net (decrease)/ increase from operating assets:
Debt Securities at fair value though profit and loss		(5,469,303)	(1,569,634)
Derivative financial instruments		(33,392)	(9,065)
Repo transactions		(1,087,916)	1,419,808
Loans and other financing
Non-financial public sector		(4,675,140)	108,074
Other financial entities		1,632,799	(2,334,292)
Non-financial private sector and foreign residents		(43,795,517)	(46,601,107)
Other debt securities		(9,348,877)	5,784,015
Financial assets delivered as guarantee		(3,917,114)	882,132
Equity instruments at fair value through profit or loss		(64,014)	231,141
Other assets		(731,433)	(772,615)
Net (decrease)/ increase from operating liabilities:
Deposits
Non-financial public sector		(1,751,518)	6,421,099
Financial sector		165,887	66,916
Non-financial private sector and foreign residents		26,493,828	87,339,965
Liabilities at fair value through profit or loss		-	(6,450)
Derivative financial instruments		767,363	(21,738)
Repo transactions		838,042	(2,523,624)
Other liabilities		10,102,297	8,912,838
Payments for Income Tax		(7,493,365)	(7,142,608)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		2,427,350	69,257,235

Delfín Jorge Ezequiel Carballo

Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018 (Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Items	Notes	12/31/2019	12/31/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Net payments for the acquisition of PPE, intangible assets and other assets		(3,730,846)	(1,971,946)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(3,730,846)	(1,971,946)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,394,228)	(3,348,647)
Acquisition or redemption of equity instruments		(199,843)	(4,407,907)
Non- subordinated corporate bonds		(2,427,014)	(2,451,391)
Financing from local financial entities		(157,452)	(704,467)
Subordinated Corporate Bonds		(1,412,888)	(773,358)
Changes in equity instruments of subsidiaries that do not lead to the loss of control			(456,757)
Other payments related to financing activities		(216,735)
Proceeds:
Non- subordinated corporate bonds		9,500	3,206,999
Central Bank of Argentina		2,555	12,940
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(10,796,105)	(8,922,588)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		28,860,573	16,581,529
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		16,760,972	74,944,230
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	28	130,629,755	55,685,525
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	28	147,390,727	130,629,755

The notes 1 to 44 to the consolidated financial statements and the exhibits A to J, L, N, P to R are an integral part of the consolidated financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The main activity of such company is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and e-commerce in general. This subsidiary started to develop its principal activities during the fourth quarter of 2019.

On February 19, 2020, the Board of Directors approved the issuance of these consolidated financial statements. Even when the Shareholders’ Meeting has the power to amend these consolidated financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1.   Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2019 and 2018, the deposits held by the Misiones Provincial Government with the Bank amounted to 6,835,569 and 5,540,994 (including 692,153 and 430,545 related to court deposits), respectively.

2.2.   Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2019 and 2018, the deposits held by the Salta Provincial Government with the Bank amounted to 4,358,569 and 2,630,532 (including 907,270 and 644,863 related to court deposits), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2019 and 2018, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,180,551 and 1,387,236 (including 642,038 and 436,972 related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government. Merger with Banco del Tucumán SA

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

On July 4, 2018 the legislative body of the province of Tucumán enacted, into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered non-endorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 456,462. In addition, the Bank acquired from an individual shareholder 59 shares for an amount of 295.

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting of Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA - Consolidation of technical relationships regarding liquidity and solvency.

On August 15, 2019, the Board of the Central Bank of Argentina (BCRA, for its acronym in Spanish) through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993, the BCRA informed that according to the authorization gave in due time, on October 15, 2019 Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA were entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in Banco del Tucumán SA. Consequently, Banco Macro SA issued 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote (see additionally note 29).

As of December 31, 2019 and 2018, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 3,600,799 and 6,047,312 (including 2,455,045 and 1,890,398 related to court deposits), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Additionally, as of December 31, 2019 and 2018, the bank granted loans to the Tucumán Provincial Government for an amount of 5,587,274 and 2, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA) based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish) with the exceptions described in the following paragraph. Taking into account these exceptions, the Conceptual Framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

For the preparation and presentation of these consolidated financial statements, the following exceptions established by the BCRA were considered (see additionally item “New pronouncements – Modification to the Conceptual Framework established by the BCRA” of this note):

a)     Through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate (hereinafter, EIR)of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the EIR on a group of financial assets or liabilities with similar characteristics which shall be applied such EIR. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to an estimation performed by the Bank, as of December 31, 2019 and 2018, the shareholders’ equity would have increased by 2,415,797 and 280,978, respectively. The figures stated as of December 31, 2019 includes 1,616,781 generated by the allowance mentioned in note 15.

b)    As of December 31, 2019, the conditions to apply inflation adjustment in the consolidated financial statement for the fiscal year ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, as described in section “measuring unit” of this note, financial institutions have to apply the above-mentioned standard for the fiscal years beginning on January 1st, 2020, included.

c)     On April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holdings in Prisma Medios de Pago SA and how to offset the price balance to be collected as a consequence of the sale of one portion of that holding, as explained in note 15. Considering such guidelines, the Bank adjusted the fair value previously determined and recognized an allowance for the entire balance price to be collected as of that date.

The accounting policies comply with the IFRS as currently approved and are applicable to the preparation of these annual consolidated financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 6840. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Transcription into books

As of the date of these consolidated financial statements, are in the process of being transcribed both the analytical detail in the Bank’s inventory book and the consolidated financial statement in the Bank’s balance book of Banco Macro SA as of December 31, 2019.

Figures expressed in thousands of pesos

The accompanying consolidated financial statements disclose figures expressed in thousands of Argentine pesos and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated.

Statement of financial position - Disclosure

The Bank presents its assets and liabilities in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months following the reporting date and more than 12 months after the reporting date is disclosed in note 19 to these consolidated financial statements.

Financial assets and financial liabilities are generally reported gross in the statement of financial position. They are only offset and reported net when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical cost except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value Through Profit or Loss. For further information see Exhibit P. In addition, derivative instruments (term and forwards transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2019, the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2019, are presented comparatively with the immediately preceding fiscal year.

In addition, due to the effect of the merger with former Banco del Tucumán SA, as described in note 2.4, the residual non-controlling interest was derecognized. Additionally, certain items from the consolidated statement of financial position, the consolidated statement of income, and other comprehensive income as of December 31, 2018 were modified, with no effects on the shareholders’ equity, only for comparative presentation purpose in the separate financial statements as of December 31, 2018.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consist of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the mostly condition used in practice, to test if a three-year cumulative inflation rate is around 100% or more. Whilst in the recent years there was an important increase in the general level prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figures, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the FACPCE, which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA was used.

Considering the abovementioned indexes, the inflation rate was 53.83% and 47.64% for the fiscal years ended on December 31, 2019 and 2018, respectively.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, as supplemented (see section “New pronouncements – Modification to the Conceptual Framework established by the BCRA” of this note) financial institutions shall be started the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The non-recognition of changes in the general purchasing power under hyperinflationary conditions, may distort financial information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these consolidated financial statements over financial position, the result of its operations and its cash flows.

Below is a description of the main impacts if IAS 29 were to be applied:

(a) Financial statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b) To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.
(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.
(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.
(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and Other non-monetary cost shall be determined over the new restated amounts.
(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.
(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.
(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to an estimation, had applied IAS 29 the Shareholders’ equity as of December 31, 2019 and 2018 would have increased by 15,019,823 and 39,061,671, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned. On the other hand, the comprehensive income for the fiscal year 2019 would have decreased by 21,930,104.

Basis for Consolidation

These consolidated financial statements include the financial statements of the Bank and its subsidiaries as of December 31, 2019.

Subsidiaries are all the entities controlled by the Bank. The Bank controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% participating interest or may not have the control even if it holds more than half of the shares of such other entity.

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity,

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities,

-	Contractual arrangements such as call rights, put rights and liquidation rights,

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The Bank has no interests in structured entities that required to be consolidated.

Subsidiaries are completely consolidated since the date of the effective transfer of the control over the same to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated financial statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value at the date when control is lost.

The financial statements of the subsidiaries have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the entity. In case necessary, adjustments shall be made to the financial statements of the subsidiaries so that the accounting policies used by the group will be uniform.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method:

•    Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for that foreign currency at the closing of business on the last business day of the fiscal years ended December 31, 2019 and 2018.

•    Figures related to the owners’ contributions (capital stock, stock issuance premium and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

•	Income for the fiscal years ended December 31, 2019 and 2018 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

•	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in financial statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated financial statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

The Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU (d)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)   Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)   The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)  Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 11,570).

(d) Consolidated with the Bank since May 2019, as the equity interest was acquired in such month.

The tables below show the Bank’s equity interest and voting rights in the companies it consolidates:

•	As of December 31, 2019:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	7,700,000	100.00%	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•          As of December 31, 2018:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting Rights
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%

Total assets, liabilities and Shareholders’ equity of the Bank and its subsidiaries as of December 31, 2019 and 2018 are as follows:

As of 12/31/2019	Banco Macro SA	Other Subsidiaries	Eliminations	Consolidated
Assets	425,324,142	7,454,171	(4,368,380)	428,409,933
Liabilities	335,518,095	4,195,026	(1,110,581)	338,602,540
Equity attributable to the owners of the Bank				89,806,047
Equity attributable to non-controlling interests				1,346

As of 12/31/2018	Banco Macro SA (*)	Other Subsidiaries	Eliminations	Consolidated
Assets	341,590,923	4,081,903	(2,836,795)	342,836,031
Liabilities	286,955,280	1,739,951	(495,816)	288,199,415
Equity attributable to the owners of the Bank				54,635,643
Equity attributable to non-controlling interests				973

(*) See comparative information section in note 3 to the separate financial statements.

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated financial statements as of December 31, 2019 and 2018.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2019 and 2018:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US Dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e., on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something different from the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see note 4).

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (the SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

In order to SPPI test contractual cash flow characteristics, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P “Categories of Financial Assets and Liabilities”.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management, has not designated, at the beginning, financial assets at fair value through profit or loss.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing it in the near term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value estimation is explained on a detail basis in section “Accounting judgments, estimates and assumptions” of this note and note 9, describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profits and losses derived from changes in fair value are recognized in other comprehensive income as “Profits or losses from financial instruments measured at fair value through other comprehensive income”. Interest income (calculating by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Allowance for loan losses”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first in first out costing method.

On derecognition, gains and losses accumulated previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less the allowance for loan losses.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Allowance for loan losses”, respectively. Changes in the allowance are presented in exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the EIR. For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), as “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less the allowance for loan losses. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

3.2.4	Allowance for loan losses and allowance for eventual commitments

These allowances were built-up based on estimated loan losses of the credit facilities of the Bank, deriving, among other aspects, from the assessment of the compliance level of debtors and the guarantees that secure the relevant transactions taking into account the provisions of Communiqué “A” 2950 and supplementary provisions of the BCRA and the allowance policies of the Bank.

In the case of loans with specific allowances that are repaid or generate the reversion of allowances built-up in the current fiscal year, and in case of allowances built-up in previous fiscal years that turn out to exceed those deemed necessary, such allowance excess is reversed with impact on the income for the present fiscal year.

Impairment losses are included in the statement of income as “Allowance for loan losses” and the changes in this accounting item are disclosed in exhibit R “Value correction for credit losses – Allowance for uncollectibility risk”. The section “Accounting judgments, estimates and assumptions” in this note includes a more detailed description of impairment estimates.

3.2.5	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amortized commission and the best estimate of the disbursement required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liabilities related to a financial guarantee was recognized as income. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.6	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes in a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged or cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

Reclassification of financial assets and liabilities – Changes in business model

Taking into account the volatile context in the local markets as described in note 42, during November 2019, the Bank’s management decided to update the objective related to the collection of contractual cash flows from the investment in Federal Government Bills adjusted by CER 2021, resulting in a reclassification from business model at amortized cost to business model at fair value to profit or loss, for such investment.

On December 1, 2019, the amortized cost of such investment amounted to 2,429,542 while its fair value as of that date amounted to 2,000,914, generating a reclassification loss for an amount of 428,627. As of December 31, 2019 this investment generated a gain since the reclassification date for an amount of 1,902,401. As of the date of issuance of these consolidated financial statements, the price quotation has increased by 22% since December 31, 2019.

These reclassifications do not have a material impact on these consolidated financial statements.

3.3   Leases

From fiscal years beginning on January 1, 2019 included, IFRS 16 “Leases” supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, SIC 15 “Operating Leases-Incentives” and SIC 27 “Evaluating the Substance of Transactions Involving the Legal Form of a lease”. For further information, see also section “New standards adopted – IFRS 16 -Leases” of this note.

The accounting policies applicable before IFRS 16 and as of January 1, 2019 are described as follows:

3.3.1   Policy applicable before January 1, 2019

The determination of whether an arrangement is a lease or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

3.3.1.1   The Bank as a lessee

Leases that do not transfer to the Bank substantially all the risks and benefits incidental to the ownership of the leased items are operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

3.3.1.2   The bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Allowance for loan losses” and changes in this accounting item are disclosed in exhibit R “Loss allowance– Allowance for uncollectibility risk”.

3.3.2   Policy applicable as of January 1, 2019

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.2.1   The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment, as described in section 3.9 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

3.3.2.2   The Bank as a lessor

As describes in section “New standards adopted – IFRS 16 – Leases”, of this note, when the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS. See item 3.3.1.2.

3.4	Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof. Investments in associates were recognized through the equity method and they were initially recognized at cost. The Bank’s share in the profits or losses after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition were accounted for in the consolidated Statement of other comprehensive income.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that the same are joint ventures. Investments in joint ventures were recognized using the equity method described in the paragraph above. See also note 11.

3.5	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely on the acquisition month of the assets and not on the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation of Property, Plant and Equipment”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.6	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related with development are capitalized while the other disbursements are not be capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Intangible assets with finite useful lives are amortized over their economic useful lives, and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation of Property, Plant and Equipment”.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has not intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	how the intangible asset will generate probable future economic benefits,

-	the availability of adequate resources to complete the development, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation of Property, Plant and Equipment”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.7	Investment Property

The Bank included certain real properties that the Bank holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model described in note 3.5 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value at the date of change in use. If an item of property, plant and equipment becomes an investment property the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.8	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.9	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. To the date of these consolidated financial statements, there is no evidence of impairment of non-financial assets.

3.10	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e., it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.11	Recognition of income and expenses

3.11.1   Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

3.11.2   Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.11.3   Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assess the services promised in a contract and identifies as a performance obligation, each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.11.4   Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the conceptual Framework, as for example revenues should be accrued.

3.12	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the Reward), it is worthwhile to mention that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” in this note.

3.13	Income Tax (see note 21)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see note 1), which were assessed, in each case, by applying the tax rate to the taxable income, in accordance with the Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

-	Deferred income tax: it is assessed based on the separate financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to the taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

On December 29, 2017 the Argentine Executive Power passed and put into effect the Tax Reform Act which, among other things, established a reduction of the corporate rate of income tax applicable to corporate retained earnings and also impacts on the measurement of deferred tax assets and liabilities. This reduction in the corporate rate of income had to be implemented gradually over the next four years dropping from the 35% rate applicable for and including the fiscal year 2017, to a 25% rate in 2020. On December 23, 2019 was passed Law 27,541 (see notes 21.b and 42) which suspends, until fiscal years beginning on January 1, 2021 included, the reduction to 25% of the income tax rate and the withholding of 13% over income and dividends distribution. As a consequence, for fiscal years beginning up to December 31, 2021, the income tax rate of 30% and the withholding of 7% over income and dividends distributions are kept.

3.14	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also note 30.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in these consolidated financial statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also notes 33, 34.3 and 38.

Accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the financial statements prepared in accordance with the Conceptual Framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, we have used them as basis for valuation. When prices in active markets are not available, the Bank estimated those values as values based on the best available information, including the use of models and other assessment techniques. See additionally note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

In addition, the BCRA allows for additional allowances for loan losses and changes in classification of debtors, as the case maybe, based on the Bank’s risk management policy. The Risk Management Committee may decide to increase the amount of the allowance for loan losses by establishing additional allowances after assessing the portfolio risk, basing its decision for example in the analysis of the local and international macroeconomic conditions.

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

New standards adopted

For the fiscal year beginning on January 1, 2019, the following IFRS amendments and interpretation (hereinafter, “IFRIC”) are applicable and they did not have a material impact over these consolidated financial statements, as a whole.

IFRS 16 “Leases”

As mentioned in item 3.3 of this note, on January 1, 2019, IFRS 16 superseded IAS 17 “Leases”, IFRIC 4, SIC 15 and SIC 27. This standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, introducing significant changes when the Bank acts as lessee. In cases when the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS.

Before the adoption of IFRS 16, the Bank classified its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Bank has neither acted nor acts as a lessee in agreements classified as finance lease. See section 3.3.1 of this note related to the policies applicable before January 1, 2019.

The Bank adopted IFRS 16 under the modified retrospective approach from January 1, 2019, as the date of initial application of the standard.

Since the adoption of IFRS 16, the Bank has applied a single accounting model for the recognition and measurement of all its leases, except for short-term leases and leases of low-value assets. In section 3.3.2 of this note, are described the policies applicable as of January 1, 2019. This standard sets specifics requirements for transition and practical expedients, which have been applied by the Bank.

For leases previously classified as operating leases, the Bank recognized a right of use assets and lease liabilities. The right-of-use assets were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Additionally, the Bank applied the following practical expedients established by the standard:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

As a result of the abovementioned explained, the effect of adoption of IFRS 16 as of January 1, 2019 was an increase of the Bank’s assets and liabilities for the following amounts:

Assets
Right-of-use assets	401,037
Liabilities
Finance lease payable	401,037

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The weighted average of the incremental borrowing rate applied, at the transition date, to lease liabilities was 45.98% for leases in pesos and 4.63% for leases in US Dollars.

A reconciliation between lease liabilities as of January 1, 2019 and the operating lease commitments as of December 31, 2019, is as follows:

	Pesos	US Dollars
Operating lease commitments as of 12/31/2018	320,598	267,166
Less:
Commitments related to short-term leases	(30,910)	(17,756)
	289,688	249,410
Weighted average incremental borrowing rate as of 01/01/2019	45.98%	4.63%
Discounted operating lease commitments as of 01/01/2019	165,430	235,607

Lease liabilities as of 01/01/2019	165,430	235,607

IFRIC 23 “Uncertainty over income tax treatment”

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax”. This interpretation addresses specifically the following:

•	whether an entity considers uncertain tax treatments separately;
•	the assumptions an entity makes about the examination of tax treatments by taxation authorities;
•	how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and
•	how an entity considers changes in facts and circumstances.

This interpretation did not have a material impact on these consolidated financial statements since, currently, there are not material uncertainties over income tax treatments.

New pronouncements

A.     Modifications to IFRS adopted by FACPCE

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these consolidated financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

•	Amendments to the Conceptual Framework for Financial Reporting: the IASB issued the Conceptual Framework in March 2018. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event. This Conceptual Framework is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

•	IFRS 3 “Business Combination” – amendments in definition of a business: the amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material: the new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

B.	Amendments to BCRA accounting information framework:

The BCRA established the following provisions effective for the fiscal years beginning on January 1, 2020:

a)	Impairment of financial assets, as per section 5.5., IFRS 9 (Communiqués “A” 6778, 6847, as amended and supplemented):

i.	It establishes the temporary exclusion for the debt securities of the non-financial public sector, and

ii.	the financial institutions included in Group B, as determined by the BCRA (Banco Macro SA belongs to Group A), may choose to use a negative impact prorating methodology calculating the impairment as mentioned in section 5.5. of IFRS 9. In case of opting for such prorating, it should be applied within 5 years as from the first quarter ended March 31, 2020.

b)	Classification of debt instruments of the non-financial public sector (Communiqués “A” 6778 and 6847, as amended and supplemented): As of January 1, 2020, financial institutions are allowed to reclassify the non-financial public sector instruments measured at fair value through profit or loss and measured at fair value through other comprehensive income to amortized cost criterion using the carrying amount as of that date. The accrual of interest and related expenses of the instruments that apply this option will be interrupted provided that the carrying amount exceeds its fair value.

c)	Presentation of financial statements in constant currency (Communiqués “A” 6651 and 6849, as amended and supplemented): it established the employment of the method to restate financial statements in constant currency pursuant to IAS 29, as well as specific provisions for financial institutions.

4.	REPO TRANSACTIONS

As of December 31, 2019 and 2018, the Bank has agreed repurchase and reverse repurchase transactions of government and private securities, in absolute value, for 2,090,427 and 164,469, respectively. Maturity of the agreed transactions as of December 2019 occurred during the month of January 2020. Furthermore, to the those same dates, the securities delivered to guarantee the reverse repurchase transactions total 1,077,082 and 182,448, respectively, and are recorded under “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions as of December 31, 2019 total 1,210,761 and were recognized as an off balance sheet transaction.

Profits generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2019 and 2018 total 2,654,271 and 416,569, respectively, and were accounted for in “Interest income” in the statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the fiscal years ended on December 31, 2019 and 2018 total 258,894 and 184,669, respectively, and were recognized in “Interest expense” in the statement of income.

5.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2019 and 2018, the Bank delivered as guarantee the following financial assets:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

	Carrying Amount
Description	12/31/2019	12/31/2018
For transactions with the BCRA	7,438,646	5,719,689
For securities forward contracts	1,077,082	182,448
For guarantee deposits	2,157,606	854,083
Total	10,673,334	6,756,220

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

6.	LOSS ALLOWANCE – ALLOWANCE FOR UNCOLLECTIBILITY RISK OF LOAN AND OTHER FINANCING LOSSES

Changes in allowances for loan losses as of December 31, 2019 and 2018 are disclosed in exhibit R “Loss allowance – Allowance for uncollectibility risk” in the accompanying consolidated financial statements.

The table below presents the Bank’s changes in allowances by portfolios:

	Commercial portfolio	Consumer portfolio	Total
As of December 31, 2018	985,896	3,174,849	4,160,745
Increases	1,813,992	2,925,985	4,739,977
Reversals	68,502	27,771	96,273
Charge off	694,796	2,201,149	2,895,945
As of December 31, 2019	2,036,590	3,871,914	5,908,504

	Commercial portfolio	Consumer portfolio	Total
As of December 31, 2017	575,401	2,091,337	2,666,738
Increases	516,676	2,583,451	3,100,127
Reversals	30,045	10,916	40,961
Charge off	76,136	1,489,023	1,565,159
As of December 31, 2018	985,896	3,174,849	4,160,745

Additionally, recoveries were recorded as “other operating income” in the statement of income, for an amount of 419,007 and 293,708, as of December 31, 2019 and 2018, respectively.

The methodology for determination allowance for loan losses from loans and other financing is explained in note 3 (section “Accounting judgments, estimates and assumptions”) and 41 to these consolidated financial statements.

7.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to caps on overdrafts and unused agreed credits on credit cards for the Bank´s customers. Although these transactions are not recognized in the consolidated statement of financial position, since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of December 31, 2019 and 2018, the Bank maintains the following contingent transactions:

	12/31/2019	12/31/2018
Undrawn commitments of credit cards and checking accounts (*)	91,349,936	95,020,861
Guarantees granted (**)	1,719,015	940,990
Overdraft and unused agreed commitments (**)	1,052,364	634,288
Letters of credit	446,470	256,788
	94,567,785	96,852,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

(*)	Transactions not covered by BCRA debtor classifications standards of financial sector.

(**)	Includes transactions not covered by BCRA debtor classification standard of financial sector. For guarantees granted it includes the amount of 178,374 and 166,650 as of December 31, 2019 and 2018, respectively. For overdraft and unused agreed credits, it includes an amount of 189,527 and 221,220 as of December 31, 2019 and 2018, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in note 41.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Forwards and Futures. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help to guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have higher settlement risk than futures contract that, unless they are chosen to be executed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in note 41.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of profit or loss”.

		12/31/2019		12/31/2018
Derivative assets	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	73,920	50,685	24,867	14,555
Forward contracts of Government bonds	US Dollars			5,000	2,738
Total derivatives held for trading		73,920	50,685	29,867	17,293

		12/31/2019		12/31/2018
Derivative liabilities	Underlying Notional Value	Notional Value (in thousand)	Fair Value	Notional Value (in thousand)	Fair Value
Transactions of foreign currency contract without delivery of underlying asset	US Dollars	73,920	768,732	1,100	1,369
Total derivatives held for trading		73,920	768,732	1,100	1,369

Derivatives held for trading are generally related with products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability fair value measurement.

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available, as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. For this approach, the Bank mainly used the cash flow discount model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

As of December 31, 2019 and 2018, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial instruments recognized at fair value categorized as level 3:

	As of December 31, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value though profit or loss
Amount at the beginning	1,291,052	91,168	45,408
Transfers to Level 3
Transfers from Level 3
Profit and loss	534,899	10,075	52,306
Recognition and derecognition	(1,010,892)	(78,242)	1,429,080	(*)
Amount at end of the fiscal year	815,059	23,001	1,526,794

(*) It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 15.

	As of December 31, 2018
Description	Debt securities	Other financial assets	Equity instruments at fair value though profit or loss
Amount at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,634
Recognition and derecognition	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	45,408

Quantitative information about Level 3 Fair Value Measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets and liabilities measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma Medios de Pago SA for the reasons described in note 15).

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2019
	12/31/2019	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	192,340	Income approach (discounted cash flow)	Discount rate in pesos	48.07	73.39%
Debt Securities of Financial Trusts Provisional	622,719	Income approach (discounted cash flow)	Discount rate in pesos	39.27	44.97%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

	Fair value of			Range of inputs
	Level 3 Assets	Valuation	Significant unobservable	12/31/2018
	12/31/2018	Technique	inputs	Range of inputs
				Low	High	Unit
Debt Securities of Financial Trusts	637,797	Income approach (discounted cash flow)	Discount rate in pesos	67.04	75.48%
Debt Securities of Financial Trusts Provisional	653,255	Income approach (discounted cash flow)	Discount rate in pesos	68.21	76.27%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	12/31/2019		12/31/2018
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt / Interests in Securities of Financial Trusts	4,153	(3,673)	33,411	(25,817)
Debt Securities of Financial Trusts Provisional	795	(776)	2,208	(2,139)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2019 and 2018, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2019 and 2018:

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	100,680,063	100,680,063			100,680,063
Repo transactions	1,087,916	1,087,916			1,087,916
Other financial assets	4,179,634	4,179,634			4,179,634
Loans and other financing	220,004,663	311,728	142,687	193,903,826	194,358,241
Other debt securities	17,652,644	1,562,621	16,638,686	1,220,043	19,421,350
Financial assets delivered as guarantee	10,673,334	9,596,252			9,596,252
	354,278,254	117,418,214	16,781,373	195,123,869	329,323,456

Financial liabilities
Deposits	262,865,354	147,122,348		115,969,567	263,091,915
Repo transactions	1,002,511	1,002,511			1,002,511
Other financial liabilities	22,169,608	21,066,584	1,093,997		22,160,581
Financing received from the BCRA and other financial entities	2,245,804	1,837,376	353,520		2,190,896
Issued corporate bonds	5,525,039		1,380,033	2,658,829	4,038,862
Subordinated corporate bonds	24,311,663		18,339,369		18,339,369
	318,119,979	171,028,819	21,166,919	118,628,396	310,824,134

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	74,766,039	74,766,039			74,766,039
Other financial assets	2,586,435	2,586,435			2,586,435
Loans and other financing	178,874,764	222,217	186,951	162,375,447	162,784,615
Other debt securities	8,151,176	173,337	7,165,102	2,749	7,341,188
Financial assets delivered as guarantee	6,605,764	6,573,772	31,992		6,605,764
	270,984,178	84,321,800	7,384,045	162,378,196	254,084,041

Financial liabilities
Deposits	237,957,157	106,672,721		131,778,797	238,451,518
Repo transactions	164,469	164,469			164,469
Other financial liabilities	15,315,042	15,148,944	166,522		15,315,466
Financing received from the BCRA and other financial entities	2,998,010	2,532,284	432,346		2,964,630
Issued corporate bonds	6,377,311		4,981,686		4,981,686
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	278,100,379	124,518,418	17,841,332	131,778,797	274,138,547

1.	LEASES

10.1 The bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

2019
As of 01/01/2019	401,037
Additions	391,058
Accretion of interest (see note 27)	85,458
Difference in foreign currency	223,696
Payments	(184,301)
As of 12/31/2019 (see note 17)	916,948

The short term leases for the fiscal year were recognized as expense for an amount of 86,647

The table below shows the maturity of the lease liabilities as of December 31, 2019:

12/31/2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Lease liabilities	38,571	64,269	88,092	144,490	335,422	171,466	410,060	581,526

10.2  The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	12/31/2019		12/31/2018
	Total gross investment	Current value of minimum payments	Total gross investment	Current value of minimum payments
Up to 1 year	193,294	157,712	314,182	240,231
From 1 to 5 years	95,004	71,826	249,561	207,928
	288,298	229,538	563,743	448,159

As of December 31, 2019 and 2018, income for non-accrued interests totaled 58,760 and 115,584, respectively.

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

11.1  Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of September 30, 2019. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between October 1, 2019, and December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	12/31/2019	12/31/2018
Total assets	31,479	18,111
Total liabilities	7,870	2,269
Shareholders’ equity	23,609	15,842
Proportional Bank’s interest	5%	5%
Investment carrying amount	1,180	792

As of December 31, 2019 and 2018, the investment carrying amount in the net income amounted to 553 and 165, respectively.

11.2	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	12/31/2019	12/31/2018
Total assets	380,560	270,287
Total liabilities	92,572	59,639
Shareholders’ equity	287,988	210,648
Proportional Bank’s interest	50%	50%
Investment carrying amount	143,994	105,324

As of December 31, 2019 and 2018, the investment carrying amount in the net income amounted to 90,206 and 70,147, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of December 31, 2019 and 2018, according to the above-mentioned, the remaining investment amounted to 1,157 and 2,707, respectively.

For further information, see exhibit E “Detailed information on interest in other companies” to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

12.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of December 31, 2019 and 2018 is as follows:

Other financial assets	12/31/2019	12/31/2018
Sundry debtors (see note 15)	4,698,660	1,808,219
Receivables from other spot sales pending settlement	911,860	421,261
Private securities	369,129	413,136
Receivables from spot sales of foreign currency pending settlement	13,443	235,643
Receivables from spot sales of government securities pending settlement	6,428	111,699
Other	174,678	14,628
Allowances (see note 15)	(1,625,435)	(5,015)
	4,548,763	2,999,571

Other non-financial assets	12/31/2019	12/31/2018
Investment property (see Exhibit F)	309,320	273,604
Advanced prepayments	235,280	157,835
Tax advances	37,671	147,091
Prepayments for the purchase of assets		159,231
Other	87,640	96,308
	669,911	834,069

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

As of December 31, 2019 and 2018, amounts and profit or loss related to transactions generated with related parties are as follows:

•	Information as of December 31, 2019

	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates	Key management personnel (2)	Other related parties	Total
Assets

Cash and deposits in banks	480						480
Other financial assets		117,808					117,808
Loans and other financing (3)
Documents						550,433	550,433
Overdraft					665,412	1,063,171	1,728,583
Credit cards					38,748	23,565	62,313
Leases		3,384				6,850	10,234
Mortgage loans					58,987		58,987
Other loans						334,625	334,625
Guarantees granted						571,462	571,462
Total assets	480	121,192			763,147	2,550,106	3,434,925

Liabilities

Deposits	11	900,662	84,018	22,918	13,063,833	1,321,487	15,392,929
Other financial liabilities					91	5,596	5,687

Total liabilities	11	900,662	84,018	22,918	13,063,924	1,327,083	15,398,616

Income
Interest income		8,187			71,423	189,508	269,118
Interest expense				(3,043)	(653,204)	(169,468)	(825,715)
Commissions income		459	157	154	44	4,488	5,302
Net loss from measurement of financial instruments at fair value through profit or loss					(34,425)	(176,931)	(211,356)
Other operating income	3					26	29
Administrative expenses						(34,360)	(34,360)
Other operating expenses						(86,955)	(86,955)

Total Income / (Loss)	3	8,646	157	(2,889)	(616,162)	(273,692)	(883,937)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 5,188, 823,354 and 3,598,780, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•          Information as of December 31, 2018

	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates		Key management personnel (2)	Other related parties	Total
Assets

Cash and deposits in banks	583							583
Other financial assets		25,276		20,660				45,936
Loans and other financing (3)
Documents							331,699	331,699
Overdraft		6				3,505	161,905	165,416
Credit cards		286				19,011	51,424	70,721
Leases		5,746					1,407	7,153
Personal loans						1,388		1,388
Mortgage loans						54,824	356	55,180
Other loans							232,670	232,670
Guarantees granted							391,699	391,699
Other non-financial assets		83,178						83,178

Total assets	583	114,492		20,660		78,728	1,171,160	1,385,623

Liabilities

Deposits	13	270,820	40,253	1,774,149		4,890,280	984,659	7,960,174
Other financial liabilities				101,232		31	514	101,777
Issued corporate bonds		11,231						11,231
Subordinated corporate bonds							46,605	46,605
Other non-financial liabilities							119	119

Total liabilities	13	282,051	40,253	1,875,381		4,890,311	1,031,897	8,119,906

Income
Interest income						2,398	66,651	69,049
Interest expense		(3,277)		(191,973)		(397,248)	(24,204)	(616,702)
Commissions income		424	97	112		21	5,592	6,246
Administrative expenses							(9,473)	(9,473)
Other operating expenses				(1,268,375	) (4)		(26,062)	(1,294,437)

Total (Loss) / Income		(2,853)	97	(1,460,236)		(394,829)	12,504	(1,845,317)

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close members family of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2018 for Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 0, 7,216, 0, 82,297 and 1,551,047, respectively.
(4)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Transactions generated by the Bank with its related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2019 and 2018, totaled 195,806 and 115,906, respectively.

In addition, fees received by the Directors as of December 31, 2019 and 2018 amounted to 1,735,174 and 636,149, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	12/31/2019	12/31/2018
Board of Directors	24	24
Senior managers of the key management personnel	10	15
	34	39

14.	MODIFICATIONS OF FINANCIAL ASSETS

As explained in note 42, on August 28, 2019, the Federal Executive Power (PEN, for its acronym in Spanish), through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain short-term government securities, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) 15% upon maturity according to the original terms and conditions of its issuance, (ii) 90 calendar days after the payments described in (i), 25% of the amount owed will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining amount owed will be cancelled 180 calendar days as from the first payment described in (i). For LECAPS with maturity date from January 1, 2020, the remaining amount owed, after the payments described in section (i), will be fully cancelled at 90 calendar days after such payments.

As the Bank had in its portfolio under amortized cost business model, government securities which contractual cash flows were modified as explained above, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 8,525,679. As a consequence, the new gross carrying amount amounted to 5,960,119 and generated a modification loss for 2,565,560 included in “Other operating expenses” (see additionally note 27). As of December 31, 2019 the gross carrying amount of the Bank’s residual holding on these financial assets amounted to 6,608,365.

In the abovementioned note 42 are detailed other provisions established by the PEN, which have no effects for the Bank as of December 31, 2019.

15.	NON-CURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

As of December 31, 2018, the Bank maintained recorded its investment in Prisma Medios de Pago SA (“Prisma”), under non-current assets held for sale, due to the obligation to transfer all its shares within the scope of the Divestment obligation undertaken with the Argentine Antitrust Commission. Therefore, the investment was valued according to IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of December 31, 2018 the investment amount, included in this item, amounted to 105,287.

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets” and for such amounts an allowance was recorded, according to BCRA rules (see note 12).

The remaining holding of the Bank in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, as required by a Memorandum dated April 29, 2019, issued by the BCRA.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according with specifics clauses. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the fiscal years ended on December 31, 2019 and 2018.

The expected terms to settle these obligations are as follows:

	12/31/2019
	Within 12 months	Beyond 12 months	12/31/2019	12/31/2018
For administrative, disciplinary and criminal penalties		718	718	718

Commercial claims in progress	679,980	159,476	839,456	571,394

Labor lawsuits	90,443	86,891	177,334	110,095

Pension funds - reimbursement	103,344	56,507	159,851	124,278

Other	243,801	35,084	278,885	239,409

	1,117,568	338,676	1,456,244	1,045,894

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these consolidated financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

17.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of December 31, 2019 and 2018 is as follows:

Other financial liabilities	12/31/2019	12/31/2018
Credit and debit card settlement - due to merchants	13,479,768	10,198,945
Amounts payable for spot purchases pending settlement	2,554,079	931,910
Payment orders pending settlement foreign exchange	2,049,119	1,594,191
Collections and other transactions on account and behalf others	1,572,868	739,966
Finance leases liabilities (see note 10)	916,948
Amounts payable for spot purchases of foreign currency pending settlement	23,130	693,131
Amounts payable for spot purchases of government securities pending settlement	13,671	62,870
Other	1,560,025	1,094,029
	22,169,608	15,315,042

Other non-financial liabilities	12/31/2019	12/31/2018
Salaries and payroll taxes payables (see note 39.1.c)	3,668,419	1,652,368
Withholdings	2,306,083	1,388,340
Taxes payables	1,895,286	1,372,317
Miscellaneous payables	958,213	611,293
Fees payables	490,163	154,072
Retirement pension payment orders pending settlement	332,044	255,331
Other	469,113	443,461
	10,119,321	5,877,182

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2019 and 2018:

Short-term employee benefits	12/31/2019	12/31/2018
Salaries, gratifications and social security contributions	2,322,012	810,905

Vacation accrual	1,346,407	841,463

Total short-term employee benefits	3,668,419	1,652,368

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2019 and 2018.

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2019 and 2018:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	100,680,063
Debt securities at fair value through profit or loss		500,038	523,182	207,944	45,863	1,277,027	4,000,528	397,453	4,397,981
Derivative instruments		50,685				50,685
Repo transactions		1,087,916				1,087,916
Other financial assets	2,782,280	1,430,948	2,166	284,621		1,717,735		48,748	48,748
Loans and other financing (1)	2,702,325	90,721,141	21,717,769	14,961,666	16,652,253	144,052,829	26,797,013	46,452,496	73,249,509
Other debt securities		46,627,727	3,328,119	3,580,115	9,999,546	63,535,507	286,798	711,828	998,626
Financial assets delivered as guarantee	9,596,252	1,077,082				1,077,082
Investment in equity instruments	1,536,228
Total assets	117,297,148	141,495,537	25,571,236	19,034,346	26,697,662	212,798,781	31,084,339	47,610,525	78,694,864
Liabilities
Deposits	142,745,235	90,728,654	25,189,418	3,212,952	937,365	120,068,389	41,350	10,380	51,730
Derivative instruments		293,136	341,147	134,449		768,732
Repo transactions		1,002,511				1,002,511
Other financial liabilities		21,067,471	95,375	103,374	162,933	21,429,153	312,894	427,561	740,455
Financing received from the BCRA and other financial institutions		1,027,593	816,684	136,171	79,319	2,059,767	147,466	38,571	186,037
Issued corporate bonds		188,928		61,191		250,119	2,434,000	2,840,920	5,274,920
Subordinated corporate bonds				353,663		353,663		23,958,000	23,958,000
Total liabilities	142,745,235	114,308,293	26,442,624	4,001,800	1,179,617	145,932,334	2,935,710	27,275,432	30,211,142

12/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	74,766,039
Debt securities at fair value through profit or loss		916,325	292,933	259,471	211,948	1,680,677	262,339	692,231	954,570
Derivative instruments		15,836	1,457			17,293
Other financial assets	1,676,223	1,150,512	7,585	99,041		1,257,138	66,210		66,210
Loans and other financing (1)	1,208,855	50,819,553	20,331,086	19,790,867	21,190,109	112,131,615	19,373,289	46,161,005	65,534,294
Other debt securities		55,674,674		832,508		56,507,182	7,252,752	824,825	8,077,577
Financial assets delivered as guarantee	6,573,772	182,448				182,448
Investment in equity instruments	51,518
Total assets	84,276,407	108,759,348	20,633,061	20,981,887	21,402,057	171,776,353	26,954,590	47,678,061	74,632,651
Liabilities
Deposits	103,394,451	94,033,866	32,469,390	6,825,953	1,162,963	134,492,172	57,839	12,695	70,534
Derivative instruments		1,019		350		1,369
Repo transactions		164,469				164,469
Other financial liabilities		15,131,312	17,924	8,206	11,525	15,168,967	18,973	127,102	146,075
Financing received from the BCRA and other financial institutions		423,291	907,790	1,054,312	442,273	2,827,666	62,921	107,423	170,344
Issued corporate bonds		235,912		69,847		305,759		6,071,552	6,071,552
Subordinated corporate bonds				165,070		165,070		15,123,320	15,123,320
Total liabilities	103,394,451	109,989,869	33,395,104	8,123,738	1,616,761	153,125,472	139,733	21,442,092	21,581,825

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

(1)	The amounts included in “without due date”, are related with the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

21.	INCOME TAX

a)   Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)     Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)   Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

iii)   The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)  The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)   For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of December 31, 2019, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law.

b)   Income tax rate

The Law No. 27541 (see note 42) suspends, up to fiscal years beginning on January 1, 2019 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. For fiscal years beginning on January 1, 2022, the income rate will be 25%.

c)   The main items of deferred income tax

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

	12/31/2019	12/31/2018
Deferred tax assets

Inflation adjustment on deferred income tax	5,438,908

Loans and other financing	933,587	1,063,151

Allowances for contingencies	436,873	277,445

Provisions and employee benefits	388,925	260,393

Other financial assets	359,642	1,077

Other	487

Total deferred tax assets	7,558,422	1,602,066

Deferred tax liabilities

Property, plant and equipment	1,169,155	1,196,910

Intangible assets	615,529	385,309

Investments in other companies	383,069	41,677

Other financial and non-financial liabilities	220,693	206,282

Other	233,224

Total deferred tax liabilities	2,621,670	1,830,178

Deferred tax assets / (liabilities)	4,936,752	(228,112)

In the consolidated financial statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of other entity of the Group because they correspond to income tax applicable to different taxable subjects and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

Changes in net deferred tax assets and liabilities as of December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Net deferred tax liabilities at beginning of year	(228,112)	(469,087)

Profit for deferred taxes recognized in total comprehensive income	5,194,874	273,884

Other tax effects	(30,010)	(32,909)

Net deferred tax assets / (liabilities) at fiscal year end	4,936,752	(228,112)

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2019	12/31/2018
Income carrying amount before income tax	48,769,109	22,694,533

Applicable income tax rate	30%	30%

Income tax on income carrying amount	14,630,733	6,808,360

Net permanent differences and other tax effects including the fiscal inflation adjustment	(6,662,034)	156,395

Total income tax	7,968,699	6,964,755

As of December 31, 2019 and 2018, the effective income tax rate is 16.3% and 30.7%, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

22.	COMMISSIONS INCOME

Description	12/31/2019	12/31/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	9,087,223	7,311,498
Commissions related to credit cards	4,878,265	3,346,468
Commissions related to insurance	952,491	719,012
Commissions related to trading and foreign exchange transactions	373,981	227,172
Commissions related to securities value	227,965	83,973
Commissions related to loans and other financing	129,961	69,614
Commissions related to financial guarantees granted	2,865	326
Performance obligations satisfied over certain time period
Commissions related to credit cards	220,827	133,006
Commissions related to trading and foreign exchange transactions	29,732	16,795
Commissions related to loans and other financing	8,224	4,905
Commissions related to obligations	2,223	4,447
Commissions related to financial guarantees granted	1,885	743
	15,915,642	11,917,959

23.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2019	12/31/2018
Translation of foreign currency assets and liabilities into pesos	5,211	(2,721,085)
Income from foreign currency exchange	3,054,405	1,343,569
	3,059,616	(1,377,516)

24.	OTHER OPERATING INCOME

Description	12/31/2019	12/31/2018
Sale of non-current assets held for sale (see note 15)	2,300,306
Services	1,653,070	1,106,877
Adjustments and interest from other receivables	514,881	221,202
Derecognition or substantial modification of financial liabilities	345,239	594,424
Sale of investment property and other non-financial assets	206,860	161,058
Adjustments from other receivables with CER clauses	133,849
Initial recognition of loans	96,429	53,282
Sale of property, plant and equipment		38,753
Other	847,509	641,451
	6,098,143	2,817,047

25.	EMPLOYEE BENEFITS

Description	12/31/2019	12/31/2018
Remunerations	12,070,714	7,780,931
Payroll taxes (see note 39.1.c)	3,522,833	1,516,390
Compensations and bonuses to employees	1,459,888	751,839
Employee services	406,932	258,856
	17,460,367	10,308,016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

26.	ADMINISTRATIVE EXPENSES

Description	12/31/2019	12/31/2018
Fees to directors and syndics	1,734,640	717,067
Maintenance, conservation and repair expenses	1,427,266	909,643
Armored truck, documentation and events	1,415,448	830,919
Taxes	1,241,842	900,608
Electricity and communications	973,815	592,932
Security services	972,579	709,935
Other fees	835,894	565,336
Software	668,414	415,950
Advertising and publicity	400,782	314,602
Leases	180,219	330,297
Representation, travel and transportation expenses	163,166	114,809
Insurance	99,887	59,743
Stationery and office supplies	83,614	55,300
Hired administrative services	3,526	7,090
Other	389,619	302,245
	10,590,711	6,826,476

27.	OTHER OPERATING EXPENSES

Description	12/31/2019	12/31/2018
Turnover tax	8,415,955	5,814,427
For credit cards	3,009,613	1,990,174
Modification of financial assets (see note 14)	2,565,560
Charges for other provisions	1,191,929	1,103,851
Taxes (see note 39.1.c)	1,010,185	1,736
Deposit guarantee fund contributions	467,900	305,437
Donations	244,304	85,705
Interest on lease liabilities	85,458
Insurance claims	49,069	54,706
Loss from sale or impairment of investments in properties and other non-financial assets	12,576
Other	1,221,037	946,548
	18,273,586	10,302,584

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2019	12/31/2018
Cash and deposits in banks	100,680,063	74,766,039
Other debt securities	46,411,189	55,674,674
Loans and other financing	299,475	189,042
	147,390,727	130,629,755

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2019, amounted to 639,413. Since December 31, 2016, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2016	584,563	584,563
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (1)	85,100	85,100
As of December 31, 2017	669,663	669,663
Own shares acquired (2)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (2)		(1,317)	1,317
Capital stock decrease (3)	(30,265)		(30,265)
Capital stock increase (4)	15	15
As of December 31, 2019	639,413	639,413

(1)	Related to the capital stock increase arising from (i) the issue of 74,000,000 new, common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered Class “B” shares, outstanding upon issuance, formalized on June 19, 2017, and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribe 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine banking system.

(2)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,113,925.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 995,786.

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 298,196 of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 98,353, and in January 2019 were settled 1,316,865 common shares for an amount of 199,843.

(3)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (2). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(4)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (3), due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

For further information about the composition of the Bank’s capital stock, see exhibit K “Composition of capital stock” to the separate financial statements.

30.	EARNINGS PER SHARE. DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

To determine the weighted average number of common shares outstanding during the fiscal year, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the fiscal year multiplied by the number of days that the shares were outstanding in the period. Note 29 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 40 and Earnings distribution proposal.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2018 and 2017 to the shareholders of the Bank amount to 3,348,315 and 701,476, respectively, which considering the number of shares outstanding to the date of effective payment represented 5 and 1.20 pesos per share, respectively.

The Shareholders’ Meeting held on April 30, 2019, resolved to distribute cash dividends for 6,393,978, which considering the number of shares outstanding at the date of such resolution, represented 10 pesos per share. These cash dividends were paid and made available on May 14, 2019. See also note 40 and the earning distribution proposal.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above-mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.300% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11816 on February 28, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of December 31, 2019 and 2018, the following Bank’s assets are restricted:

Item		12/31/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	•	150,907	64,703
	•
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	•	117,332	108,633
	•
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	•	96,364	92,659
	•
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV		21,664	14,620

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.		3,434	6,609

• National treasury bills in pesos adjusted by CER, maturing 2021 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013 of the CNV			10,378

Subtotal debt securities at fair value through profit or loss and other debt securities		389,701	297,602

Other financial assets

• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV	67,300	34,259

• Sundry debtors – Other	3,449	2,414

• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	827
Subtotal Other financial assets	71,576	37,500

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)		32,501

Subtotal loans and other financing		32,501

Financial assets delivered as a guarantee

• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	7,438,646	5,719,689

• Forward purchase for repo transactions	1,077,082	182,448

• Guarantee deposits related to credit and debit card transactions	806,613	747,487

• Other guarantee deposits	1,350,993	106,596
Subtotal Financial assets delivered as a guarantee	10,673,334	6,756,220

Other non-financial assets
• Real property related to a call option sold	245,381	73,006
Subtotal Other non-financial assets	245,381	73,006
Total	11,379,992	7,196,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They are related to the following risk funds: Risk fund Los Grobo SGR and Risk fund of Avaluar SGR as of December 31, 2018.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Consubond, Secubono, Carfacil, Agrocap and Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Consubond, Garbarino, Chubut Regalías Hidrocarburíferas, Secubono, Megabono, Accicom and Carfauto) and certificates of participation (Saenz Créditos and Arfintech).

As of December 31, 2019 and 2018, debt securities and certificates of participation in financial trusts for investment purposes, total 1,936,980 and 1,383,743, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,154 and 69,842, respectively.

33.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of these consolidated financial statements, the assets managed by the Bank amounted to 1,026,352 and 269,507, respectively.

33.4. Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2019 and 2018, considering the latest available accounting information as of these consolidated financial statements, the assets managed by the Bank amounted to 6,323,921 and 3,021,849, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds minimum amount required by this regulation, for the differents categories of agents amounting to 21,000, and the minimum statutary guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 32 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

34.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

34.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manager. The minimum statutary guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

34.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutary guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of December 31, 2019, shall be credited and the Shareholders’ equity may not be less than 6,000.

34.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2016 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

34.3 As depositary of mutual funds

As of December 31, 2019 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of shares	Equity
Pionero Pesos	365,004,359	2,597,555
Pionero Renta Ahorro	99,618,143	1,370,068
Pionero F F	27,004,093	327,228
Pionero Renta	4,039,467	108,451
Pionero Acciones	8,370,788	244,683
Pionero Renta Plus	143,370	4,634
Pionero Empresas FCI Abierto Pymes	234,534,859	1,062,430
Pionero Pesos Plus	1,894,509,380	8,063,038
Pionero Renta Ahorro Plus	154,409,497	474,505
Pionero Renta Mixta I	12,286,559	25,961
Pionero Renta Mixta II	26,374	50
Pionero Renta Estratégico	555,014,792	1,006,476
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	309,931,572	463,747
Pionero Ahorro Dólares	5,357,738	289,462
Pionero Renta Global	50,000	2,995
Pionero Renta Fija Dólares	3,952,154	176,696
Argenfunds Renta Pesos	525,260,972	2,065,720
Argenfunds Renta Argentina	16,452,325	83,311
Argenfunds Ahorro Pesos	46,647,904	301,152
Argenfunds Renta Privada FCI	25,063,747	238,894
Argenfunds Abierto Pymes	493,420,605	742,415
Argenfunds Renta Total	839,093,194	2,849,083
Argenfunds Renta Flexible	629,357,041	1,623,575
Argenfunds Renta Dinámica	118,107,501	282,638
Argenfunds Renta Mixta	117,445,198	79,196
Argenfunds Renta Global	21,042,794	51,659
Argenfunds Renta Capital	32,288,605	1,964,829
Argenfunds Renta Balanceada	46,257,703	120,396
Argenfunds Liquidez	2,798,316,372	3,604,188
Argenfunds Retorno Absoluto	302,845,328	373,248
Argenfunds Renta Crecimiento	312,066	16,566
Argenfunds Renta Mixta Plus	4,840,171	263,260
Argenfunds Renta Variable	100,000	69

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	55,158,158

Other debt securities
Central Bank Internal Bills computable for the minimum cash requirements	11,737,430
Government securities computable for the minimum cash requirements	8,007,622

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	7,438,646
Total	82,341,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

36.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of December 31, 2019:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. As of the date, it is pending resolution.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the Argentine Supreme Court (CSJN, for its acronym in Spanish) which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court, which is pending resolution from CSJN.

Although the above described penalties do not involve material amounts, as of the date of issuance of these consolidated financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. On 12/23/2019, the Court served the direct appeal upon the CNV.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom IV of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019 and this Agent has not answered yet, having 30 business days to answer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2019 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related with observations over an overall inspection performed by BCRA. On 06/15/218, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date, is pending to issue an administrative resolution.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 31/10/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet.

Files ended during the fiscal year

BCRA financial summary proceedings No. 1380 dated 03/11/2013: alleged excess in the assets used for guarantee purposes, with effects on related statutory operation ratios; alleged failure to fulfill with the limitations of deposit increase, book records observations, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements. On 06/19/2019, the CSJN decided to dismiss the appeal, ending the fine imposed by the Central Bank for an amount of 2,000.

Financial Summary Proceedings of BCRA No. 1349 dated 09/07/2012 (former Banco del Tucumán SA): alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 41., regarding the financing to the non-financial public sector, for the acquisition of secured loans without the appropriate authorization by the BCRA. On 06/13/2019 the Courtroom IV of CNACAF issued a new resolution, whereby decided to dismiss the unconstitutionality request, thus it became final for an amount of 1,440.

Bank Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

37.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these consolidated financial statements amount to:

Corporate Bonds	Original value		Residual face value as of 12/31/2019	12/31/2019	12/31/2018
Subordinated Resettable – Class A	USD 400,000,000	(a.1)	USD 400,000,000	24,311,663	15,288,390

Non-subordinated – Class B	Ps. 4,620,570,000	(a.2)	Ps. 2,889,191,000	2,902,111	3,460,899

Non-subordinated – Class C	Ps. 3,207,500,000	(a.3)	Ps. 3,207,500,000	2,622,928	2,916,412

Total				29,836,702	21,665,701

a.1)  On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2)  On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as those date.

As of the date of issuance of these consolidated financial statements the Bank made purchases of this issuance for a face value of pesos 48,271,000, with a remaining outstanding face value of 2,840,920.

a.3)  On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

As of the date of issuance of these consolidated financial statements, the Bank made purchases of this issuance for a face value of pesos 794,500,000, with a remaining outstanding face value of pesos 2,413,000,000. In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of 750,500,000 and 44,000,000, respectively.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 7, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of December 31, 2019 and 2018:

Item	12/31/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	81,402,991	80,052,243

Preferred and other collaterals received from customers (1)	55,540,563	45,544,953

Outstanding checks not yet paid	8,021,022	3,353,434

Checks already deposited and pending clearance	3,017,045	1,680,896

(1)   Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

39.	TAX AND OTHER CLAIMS

39.1. Tax claims

The Federal Public Revenue Agency (AFIP, for its acronym in Spanish) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

c)	Pursuant to section 2, Presidential Decree No. 814/01, the Bank began applying the 17% rate instead of the 21% rate to settle payroll taxes as from November 2012. According to such presidential decree, the contributions made by private sector employers and by those governed by section 1, Law No. 22,016, would be taxable at a single and reduced 16% rate (subsequently, 17%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The Bank was included in the scope of the abovementioned presidential decree merely due to the government interest in the Bank governed by General Business Associations Law No. 19,550 and based on the clarifications included subsequently in Tax Reform Law No. 27,430. The Argentine Government has an interest on the Bank through the ANSES-FGS (Sustainability Guarantee Fund), as a result of the nationalization of funds from AFJPs (private pension fund managers) in 2008. As of December 31, 2019, such interest represents 27.49% of the capital stock of Banco Macro S.A. and, by exercising its voting rights, it managed to appoint members of the Board of Directors and the Statutory Audit Committee.

On February 20, 2018, the AFIP required the Bank to clarify the reasons for using such reduced rate. On March 14, 2018, the Bank provided a detailed explanation ratifying its position.

After several procedures and the submission of factual and legal grounds, as the Bank is allowed to do by law, the AFIP submitted the case file for consultation to the Ministry of Economy, which in turn submitted it to the Argentine Attorney General’s Office on April 3, 2019, to request its participation in its capacity as the superior authority of the body of Argentine Government’s attorneys and legal services for federal public administration.

Even though the Argentine Attorney General’s Office has issued no resolution in this regard, on June 24, 2019, the Bank decided to join the installment-payment plan from November 2012 through March 2019, pursuant to AFIP General Resolution No. 4477/2019. The plan offered 60 installments, an interest rate that is significantly lower than current rates applicable to tax or social security obligations and a material fine reduction. This entailed an economic and financial benefit for the Bank because, in connection with the settlement of the abovementioned social security payables and even within the context of appeals against resolutions affecting its rights, it would have required the full payment of the periods challenged –potentially obtaining the reimbursement of the amounts paid– at a 6% annual nominal rate, in accordance with the legal framework then effective.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

39.2.    Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware that the Court of Appeals approved related actions against other two banks. The terms are currently suspended, and a negotiation stage was opened.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these consolidated financial statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. Consequently, the upcoming shareholders’ meeting shall apply 8,159,955 out of unappropriated retained earnings, to increase such legal earnings reserves.

b)	Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and it balance as of December 31, 2019 was 3,475,669.

As of December 31, 2019, the related adjustments to be made on unappropriated retained earnings are as follows:

i.     Legal earnings reserve 8,159,955.

ii.    Debit amounts of the accounting items recognized in “Other comprehensive income” 346,414.

iii.   The positive net difference between the amortized cost and the fair value 9,786.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

On the other hand, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

c)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, the activities of Banco Macro SA are governed by the Financial Entities Law No. 21,526, as supplementary, and the regulations issued by the BCRA. Moreover, they adhere to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/17, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

•          Ownership structure

As of December 31, 2019, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Brito Jorge Horacio	17.37	19.37

Carballo Delfín Jorge Ezequiel	17.47	19.19

ANSES FGS Law No. 26425	28.80	26.90

Grouped shareholders (Local Stock Exchanges)	6.11	6.27

Grouped shareholders (Foreign stock exchanges)	30.25	28.27

•          Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are nominated and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Name	Position
Delfín Jorge Ezequiel Carballo	Chairman
Jorge Pablo Brito	Vice chairman
Carlos Alberto Giovanelli	Director
Nelson Damián Pozzoli	Director
Fabian Alejandro de Paul (*)	Director
Martín Estanislao Gorosito (*)(**)	Director
Constanza Brito	Director
Guillermo Stanley	Director
Mario Luis Vicens (*)	Director
Juan Martín Monge Varela(*)(**)	Director
Marcos Brito	Director
Alejandro Eduardo Fargosi (*)(**)	Director
Delfín Federico Ezequiel Carballo	Director
Santiago Horacio Seeber	Alternate director
Alejandro Guillermo Chiti (*)	Alternate director
Alan Whamond (*)	Alternate director

(*) Independent directors

(**) Designated by Anses-Fgs

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, as well as officers of three staff areas reporting directly to the Board. Members are detailed below:

Gustavo Alejandro Manriquez	General manager
Ernesto Eduardo Medina	Human resources manager
Jorge Francisco Scarinci	Finance and investor relation manager
Francisco Muro	Distribution and sales manager
Ana María Magdalena Marcet	Credit risk manager
María Milagro Medrano	Institutional relations and customer service manager
Agustín Devoto	Investment banking manager
Ernesto López	Legal manager
Alberto Figueroa	Internal audit manager
Adrian Mariano Scosceria	Corporate banking manager
Leonardo Maglia	Operations and system manager
Juan Domingo Mazzon	Government and Management control manager
Eduardo Covello	Banking operations manager
Gerardo Álvarez	Administration manager
Marilis de Carballo	Organizational Process manager
Manuel Rawson Paz	Mergers and acquisitions manager

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•	Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit/SEC	They are established in Capital Markets Law as supplementary.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Integral Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior, between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line

According with ethical behavior standards, it was implemented for the Bank and its subsidiaries, Macro Securities SA, Macro Fondos SGFCI SA, Macro Fiducia SA and Argenpay SAU, an Ethical line or a report channel, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, who takes knowledgment of them, as well as the resolution of cases, following the protocols.

Branches

The Bank has 463 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in note 3 to these consolidated financial statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in notes 1 and 33, respectively.

•	Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached
✓	Their management in keeping with the Bank’s mission and values

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position
✓	The person’s competencies and potential
✓	The person’s performance and outcomes
✓	The position with respect to the benchmark market
✓	The results reached by the Bank

The Incentives Committee is in charge of ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•          Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

•          Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and financial statements) and ensure their integration and consistency with corporate sustainability.

•          Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtaining or keeping a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA) because Banco Macro S.A. is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

These anticorruption policies, although they are aimed at transactions within the public sector, also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•          Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Act No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplementary), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also note 13 to the consolidated financial statements and note 13 to the separate financial statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•          Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, www.bancodeltucuman.com.ar (“Información institucional e Inversores”) additionally, some guidelines are disclosed in other notes and exhibits to the these consolidated financial statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available in the Bank’s website.

Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system is supplementary with policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Integral Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•          Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

•          Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency risk, and operational risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of December 2019, together with the integration thereof (computable equity) as of the end of such month:

Description	12/31/2019
Minimum capital requirements	29,557,658
Computable equity	98,566,427
Capital surplus	69,008,769

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

Credit Risk

The credit risk is the existing risk regarding the possibility for the Bank to incur a loss because one or several customers or counterparties fail to meet their obligations.

In order to manage and control the credit risk, the Bank establishes limits regarding the amount of risk it is willing to accept, so as to monitor the indicators with respect to such limits.

The Board of Directors approves the Bank’s credit policy and credit assessment in order to provide a framework for the creation of businesses to attain an adequate correlation between the risk assumed and profitability. The Bank has procedure manuals that contain guidelines, the compliance with current regulations and the prescribed limits. Such manuals are aimed at achieving the following goals:

•	Achieving an adequate portfolio segmentation by type of customer and by economic sector;

•	Boosting the use of the risk analysis and assessment tools that best adjust to the customer’s profile;

•	Setting consistent standards for granting loans, following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals;

•	Setting limits to individual powers for granting loans depending on the amount, promoting the existence of specific committees that, according to their sphere of competence, will be in charge of defining assistance levels;

•	Optimizing the quality of risks assumed, having appropriate guarantees according to the loan term and the level for the risk involved; and

•	Monitoring the loan portfolio and the level of customers’ compliance permanently.

Credit risk management implies the existence of a structure having the necessary characteristics to achieve the organizational goals in all stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process varies depending on whether it’s about Corporate Banking customers or Consumer Banking customers.

For the assessment of Corporate Banking customers, the Bank features different methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.

When transactions exceed in amount the authorization instances by delegated powers or through the decentralized risk analysis, ratings are approved at Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed, in order to adjust them to the number of transactions the Bank faces and optimize the credit risk rating.

The risk analysis of assistance discussed in Credit Committees is performed at the Corporate Risk Management Department: specialized risk analysts prepare separate Risk Reports per client or Economic Group, which serves to support the credit decisions made by Committee members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Risk reports include –at least- information regarding the application of the loans and their repayment source, debtor’s historical and current behavior and the economic group to which debtor belongs; debtor’s repayment capacity based on debtor’s cash flows; the guarantees that shall secure the obligations, the ownership situation of such collaterals, enforcement possibilities and their sensibility to changes in the economy; the market in which debtor operates and debtor’s position; debtor’s equity, economic and financial position and debtor’s possibility to access to loans.

The resolutions of the Committees include the terms and conditions applicable to the assistance regarding amount, currency, terms, coverage with guarantees, follow-up provisions, etc. Committee decisions are based on debtor’s risk of non-performance and only on secondary basis on debtor’s equity and risk mitigating factors of the transaction.

Credit risk assessment for Consumer Banking customers, assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding debtor’s file integration, in order to duly document the data entered into the assessment systems. Credit risk officers also define a credit power regime based on the margins to be approved and –if applicable- the admitted exceptions.

The Bank features processes to detect interrelated debtor groups that must be considered as a single customer (economic groups) and to group risk exposures with the same debtor or counterparty in different credit facilities.

Before credit rating approval, the Bank performs a series of controls in order to mitigate related credit risks, as well as to conform the transactions to the regulatory framework of technical relationships.

The Bank features a formal, strong and well-defined process to manage loans experiencing any problem. Proceedings vary according to the type of portfolio and the delinquency status.

To mitigate credit risk, the Bank requests the granting of guarantees on the agreed financing. A particular area of the Credit Risk Management Department is responsible for the administration of all guarantees received by the Bank, as well as of the periodic evaluation and update of the value thereof, in order to monitor the quality of risk mitigants.

Classification of debtors:

As general classification and allowance policy, the Bank adheres to the rules issued by the BCRA on this matter, which provide for the classification of debtors, grouping levels in decreasing order of quality, in direct relation to the uncollectibility risk derived from different situations.

Classification guidelines also vary depending on whether they are commercial loans or consumer loans.

The basic criterion to classify the commercial loans portfolio is the future payment capacity of customer’s financial commitments. Banco Macro reviews the classification of customers included in this portfolio respecting the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semi-annual or quarterly frequency based on the increasing order of the debt.

On the total debt of each customer at the end of the month, the Bank applies the following minimum allowance rates, based on the classification level allocated to customer:

Debtor’s category (Commercial portfolio)	With Preferred A Collateral	With Preferred B Collateral	Without Preferred Collateral
1 – Normal Situation / Performing – Assistance w/ Pref. A Collateral	1%	1%	1%
2 - a) Under observation	1%	3%	5%
2 - b) Under negotiation or with refinancing agreements	1%	6%	12%
3 – With trouble	1%	12%	25%
4 – With high risk of insolvency	1%	25%	50%
5 – Irrecoverable	1%	50%	100%
6 – Irrecoverable according with BCRA standards	1%	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

For the classification of consumer portfolio, as well as commercial portfolio with debts of up to 29,740, for which the BCRA authorizes the Bank to follow a simplified method comparable to the consumer loan portfolio, while this latter defines classification levels according to the days of arrears recorded at the end of the month. Notwithstanding the above, for consumer portfolio customers, the Bank applies a more conservative criterion for irrecoverable loans, since it includes in such category all consumer loan portfolios having more than 250 days of arrears:

Classification levels – Consumer and comparable portfolio	Arrears for the BCRA	Arrears for the Bank
1 – Normal	Up to 31 days	Up to 31 days
2 – Low risk	Up to 90 days	Up to 90 days
3 – Medium risk	Up to 180 days	Up to 180 days
4 – High risk	Up to 1 year	Up to 250 days
5 – Irrecoverable	More than a year	More than 250 days

On the total debt of each customer at the end of the month, the Bank shall apply the following minimum provisioning levels, based on the classification level allocated to customer:

Debtor category (Consumer and comparable portfolio)	With Preferred A Collateral	With Preferred B Collateral	Without Preferred Collateral
1 - Normal Sit – Assistance w/ Pref A Collateral	1%	1%	1%
2 – Low risk	1%	3%	5%
3 – Medium risk	1%	12%	25%
4 – High risk	1%	25%	50%
5 – Irrecoverable	1%	50%	100%
6 Irrecoverable according with BCRA standards	1%	100%	100%

Additional allowance policy:

Pursuant to the Bank’s commitment to keep an adequate coverage of allowances on the loan portfolio, the Bank performs periodic reviews of the portfolio situation and of the Allowance Policy, applying –to the extent the Board deems appropriate- provisioning criteria exceeding the regulatory minimum allowances.

The quantification of accounting allowances tends to converge towards Expected Credit Loss (IFRS) criteria, since it is principally based on the recognition of expected losses on the basis of the consideration of the events that affect debtor’s credit risk at the time of the analysis thereof (among them, changes in the economic environment and the estimated behavior of the portfolio according to such environment), instead of waiting for such loss to gradually grow as the number of days in arrears increase.

Portfolio quality

The Bank presents in exhibit B “Classification of loans and other financing by situation and collateral received” to the accompanying financial statements, a breakdown of loans and other financing in classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

12/31/2019
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.1%	0.8%	0.1%	0.0%	0.0%
Comparable loans	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.6%	0.4%	0.0%	0.0%	0.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

12/31/2018
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.9%	0.6%	0.5%	0.0%	0.0%
Comparable loans	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.5%	0.3%	0.2%	0.0%	0.0%

The following is an analysis of the Bank’s financial assets by activity before and after considering the guarantees received, according to BCRA debtor classification:

Banco Macro SA (Consolidated Information)

	Gross exposure as of 12/31/2019	Net exposure as of 12/31/2019 (3)	Gross exposure as of 12/31/2018	Net exposure as of 12/31/2018 (3)
Total portfolio (1+2+3)	231,592,401	199,498,784	184,739,525	155,323,411
1.Public sector	6,451,105	6,451,105	1,778,236	1,778,236
2.Financial sector	5,002,761	5,002,761	5,626,689	5,626,689
3.Private sector	220,138,535	188,044,918	177,334,600	147,918,486
Crops, cattle and other agricultural activities	18,548,155	7,772,265	16,619,515	8,018,951
1-Crops	12,560,679	4,542,500	11,321,561	5,191,529
2-Stockbreeding	4,631,151	2,598,133	3,693,800	2,087,440
3-Other activities (1)	1,356,325	631,632	1,604,154	739,982

Manufacturing industry	41,551,158	36,168,077	34,329,334	29,744,511
1-Production of food, beverage and dairy products	10,210,373	7,333,044	7,925,771	5,855,146
2-Production of oil and fat	11,580,431	11,556,680	2,190,307	2,166,800
3-Chemical and Pharmaceutical	8,725,059	8,581,549	3,522,524	3,135,910
4- Other industries (1)	11,035,295	8,696,804	20,690,732	18,586,655

Commercial activities	15,080,483	11,686,476	12,808,913	8,823,596
1-Wholesale	10,131,270	7,474,338	8,036,937	5,359,754
2-Retail	4,139,343	3,586,846	3,677,846	2,703,036
3-Other activities (1)	809,870	625,292	1,094,130	760,806

Construction activities	4,571,438	3,772,401	3,989,509	2,834,865
Personal services	4,928,818	4,340,826	3,876,409	3,407,381
Transport activities	3,289,783	2,117,266	2,454,523	1,065,019
Individuals	96,283,552	88,218,605	83,710,644	76,262,027
Exploration of mines and quarries	15,443,719	15,418,941	8,652,604	8,589,221
Financial intermediation and insurance	5,181,393	5,019,266	1,694,913	1,546,890
Information and communication	4,366,406	4,340,889	678,258	647,505
Electricity supply, gas, steam and air conditioner	3,174,088	3,148,298	3,214,602	3,179,439
Other industries (2)	7,719,542	6,041,608	5,305,376	3,799,081

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Banco Macro SA (Separate Information)

	Gross exposure as of 12/31/2019	Net exposure as of 12/31/2019 (3)	Gross exposure as of 12/31/2018	Net exposure as of 12/31/2018 (3)
Total portfolio (1+2+3)	231,277,490	199,180,488	184,515,009	155,093,518

1.Public sector	6,451,105	6,451,105	1,778,236	1,778,236

2.Financial sector	5,002,761	5,002,761	5,626,689	5,626,689

3.Private sector	219,823,624	187,726,622	177,110,084	147,688,593
Crops, cattle and other agricultural activities	18,548,155	7,772,265	16,619,516	8,018,951
1-Crops	12,560,679	4,542,500	11,321,564	5,191,529
2-Stockbreeding	4,631,151	2,598,133	3,693,795	2,087,440
3-Other activities (1)	1,356,325	631,632	1,604,157	739,982

Manufacturing industry	41,551,158	36,168,077	34,329,327	29,744,511
1-Production of food, beverage and dairy products	10,210,373	7,333,044	7,925,768	5,855,146
2-Production of oil and fat	11,580,431	11,556,680	2,190,308	2,166,800
3-Chemical and Pharmaceutical	8,725,059	8,581,549	3,522,526	3,135,910
4- Other industries (1)	11,035,295	8,696,804	20,690,725	18,586,655

Commercial activities	15,080,483	11,686,476	12,808,917	8,823,596
1-Wholesale	10,131,270	7,474,338	8,036,938	5,359,754
2-Retail	4,139,343	3,586,846	3,677,847	2,703,036
3-Other activities (1)	809,870	625,292	1,094,132	760,806

Construction activities	4,571,438	3,772,401	3,989,510	2,834,865
Personal services	4,928,818	4,340,826	3,876,409	3,407,381
Transport activities	3,289,783	2,117,266	2,454,525	1,065,019
Individuals	96,283,552	88,218,605	83,670,172	76,221,556
Exploration of mines and quarries	15,443,719	15,418,941	8,652,604	8,589,221
Financial intermediation and insurance	4,866,482	4,700,970	1,510,867	1,357,468
Information and communication	4,366,406	4,340,889	678,258	647,505
Electricity supply, gas, steam and air conditioner	3,174,088	3,148,298	3,214,603	3,179,439
Other industries (2)	7,719,542	6,041,608	5,305,376	3,799,081

(1) Includes activities representing less than 1% of total financing.
(2) Includes the economic sectors representing less than 1% of total financing.
(3) The result of deducting from “Gross Exposure” the amounts of Preferred Guarantees Received for the financing facilities and other improvements received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Determination of maximum exposure to credit risk

The table below shows the determination of the maximum exposure from the Bank’s financing assets by type of assets.

Banco Macro SA (Consolidated Information)	Gross maximum exposure as of 12/31/2019	Net maximum exposures as of 12/31/2019 (1)	Gross maximum exposure as of 12/31/2018	Net maximum exposures as of 12/31/2018 (1)
Financial assets measured at fair value	54,461,854	54,461,854	59,683,940	59,683,940
Financial assets measured at amortized cost	133,185,675	133,185,675	92,109,414	92,109,414
Derivative financial assets	50,685	50,685	17,293	17,293
Loans and other financing	221,092,579	165,552,016	178,874,764	133,329,811

Banco Macro SA (Separate Information)	Gross maximum exposure as of 12/31/2019	Net maximum exposures as of 12/31/2019 (1)	Gross maximum exposure as of 12/31/2018	Net maximum exposures as of 12/31/2018 (1)
Financial assets measured at fair value	52,738,904	52,738,904	57,749,306	57,749,306
Financial assets measured at amortized cost	129,055,394	129,055,394	90,772,775	90,772,775
Derivative financial assets	50,685	50,685	14,555	14,555
Loans and other financing	220,780,851	165,240,288	178,652,547	133,107,594

(1)	The result of deducting from “Gross Exposure” (net of allowances) the amounts of Guarantees Received for the financing facilities.

In turn, exhibit R “Value correction for credit losses – Allowance for uncollectibility risk” to the accompanying consolidated financial statements shows the allowances for uncollectibility risk at the beginning and at the end of the year, disclosing as well increases, reversals and charge off.

Collateral and other credit improvements

The table below shows the types of guarantees received:

	Fair Value
	12/31/2019	12/31/2018
Pledges on time deposits	378,939	406,244
Deferred payment checks	2,692,107	3,439,059
Mortgage on real property	21,976,849	18,396,210
Pledges on vehicles and machinery	4,032,701	4,335,920
Pledges on personal property	1,076,615	741,408
Other	25,383,352	18,226,112
Total	55,540,563	45,544,953

Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•   because the assets involved have no sufficient secondary market; or

•   due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

In order to reduce the liquidity risk, the Bank has been established a policy which the main aspects are as follows:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

- Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

- Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

- Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, included “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•	Financing through call banking and repo agreements with the BCRA.
•	Spot sale of securities government portfolio.
•	Limit credit assistance to private sector.
•	Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2019 and 2018, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2019	2018
December, 31	57.75%	55.40%
average	61.24%	47.48%
max	70.13%	57.08%
min	51.73%	42.23%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated financial statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control of risks derived of the variations in the quotes of financial instruments in order to optimize the risk-return relationship, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the above mentioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors of the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

As of December 31, 2019 and 2018, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2019	12/31/2018
Interest rate risk	8,745	6,262
Currency Exchange rate risk	2,759	172
Price risk	192	82

Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to the accompanying consolidated financial statements.

Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk –which may occur from within the Bank or externally- comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

c)	Procedures: the Bank features a procedure for the “Gathering of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: The Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplementary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

g)	Information systems to measure risks: The Comprehensive Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Integral Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)	Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They also are an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

j)	Transparency: As a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and additionally certain political events and the level of economic growth, among other issues.

Specifically, in Argentina, as a step prior to general presidential elections, the PASO (open primary elections) were held on August 11, 2019. The results were adverse to the party running the Argentine government, which was confirmed with the results of the general presidential elections held on October 27, 2019, giving rise to a change in federal authorities on December 10, 2019. The market values of Argentine government and private financial instruments plummeted the day after the PASO, so the country risk and the value of the US dollar also skyrocketed. The Bank is unable to uphold, as of the date of issuance of these consolidated financial statements, that these situations have been redressed or stabilized to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

Among other measures introduced by the PEN after the PASO, DNU No. 596/2019 was issued on August 28, 2019, whereby it was set forth that short-term Government securities (Letes, Lecaps, Lelinks and Lecer) will be paid according to the following schedule: 15% upon maturity according to the original terms and conditions of its issuance; 25% of the amount owed plus interest within 90 calendar days as from the previous payment; and the remaining 60% plus interest within 180 calendar days as from the first payment. The deferral did not affect natural persons or the Non-financial Public Administration for the Autonomous City of Buenos Aires that invested in these assets.

Then, the new PEN issued Presidential Decree No. 49/2019 on December 19, 2019, to extend through August 31, 2020, the amortization of treasury bills (Letes) in US dollars. In addition, on January 20, 2020, the PEN voluntarily swapped Lecaps for about 60% of the stock for the new Lebads, which will pay BADLAR plus a spread with maturity date in 240 and 335 days. Finally, Presidential Decree No. 141/2020 of February 11, 2020, decided to delay through September 30, 2020, the charge for the principal amortization of Federal Government bonds of dual currency (AF20, as its acronym in Spanish) to be made on February 13, 2020, without interrupting the payment of interest established in the original terms and conditions, barring natural persons with holdings as of December 20, 2019, up to a nominal value of USD 20,000.

Between August 2019 and the date of issuance of these consolidated financial statements, the BCRA issued several regulations that, along with Presidential Decree No. 609/2019 of September 1, 2019, introduced certain restrictions with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding purposes, transfers abroad and foreign exchange transactions, among other issues, effective as of the date of issuance of these consolidated financial statements according to BCRA Communiqué “A” 6844, as supplemented and amended.

Besides, on December 23, 2019, “Social Solidarity and Productive Reactivation” Law No. 27541 was published in the Official Bulletin. Furthermore, on December 28, 2019, Presidential Decree No. 99/2019 was published including several economic, financial, tax and other social security, administrative, fee, energy, sanitary and social reforms, and empowered the PEN to complete the formalities and acts needed to recover and secure the sustainability of the government debt as already mentioned and introduced minimum salary increases, among other issues.

Through Law No. 27541, among other provisions, redressing systems were added, amendments to employer contributions were made and a “tax for an inclusive and supportive Argentina” (PAIS tax, for its acronym in Spanish) was created for five fiscal years at a 30% rate on the acquisition of foreign currency for hoarding purposes, to purchase assets and services in foreign currency and international passenger transportation, among others. Finally, note 21 a) and b) explains the amendments introduced pursuant to Income Tax Law.

Finally, in addition to the aforementioned extension, the PEN is undergoing formalities to reach a debt restructuring with government debt under Argentine and foreign regulations, considering the powers granted by Law No. 27541. On February 12, 2020, Law No. 27544 "Restoration of the sustainability of government debt issued under foreign law” was published in the Official Bulletin which, among other issues, empowers the PEN to perform transactions to manage liabilities or swaps or restructuring of interest expiry and principal amortization of government securities issued under foreign law.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future consolidated financial statements.

43.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the fiscal year and the issuance of these consolidated financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of pesos)

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the financial statements originally issued in Spanish - See Note 44)

(Figures stated in thousands of pesos)

		Holdings				Position
		12/31/2019			12/31/2018	12/31/2019
			Fair			Position
		Fair	Value	Book	Book	without		Final
Name	Identification	Value	Level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS - Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	3,923,304	77,240	3,923,304		3,923,304
Bonds Par denominated in pesos – Maturity: 12-31-2038	45695		1	170,419	36,656	170,419		170,419
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	5349		1	165,621		165,621		165,621
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	131,760	2,274	131,760		131,760
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	5351		1	114,452		114,452		114,452
Consolidation bonds in pesos 6° Series at 2% - Maturity: 03-15-2024	2420		1	71,286	48,396	71,286		71,286
National treasury bills capitalized in pesos - Maturity: 04-08-2020	5340		1	66,979		66,979		66,979
National treasury bills capitalized in pesos - Maturity: 05-13-2020	5343		1	58,512		58,512		58,512
Debt securities of Province of Buenos Aires in pesos - Private Badlar + 375 PBS -Maturity: 04-12-2025	92693		1	30,674	82,429	30,674		30,674
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	2571		1	27,612	169,663	27,612		27,612
Other				49,201	826,191	49,201		49,201
Subtotal local government securities				4,809,820	1,242,849	4,809,820		4,809,820
Private securities
Debt Securities in Financial Trusts Consubond	80036		3	354,317	377,725	354,317		354,317
Debt Securities in Financial Trusts Surcos	80035		3	105,308		105,308		105,308
Debt Securities in Financial Trusts Agrocap	80038		3	94,822	130,735	94,822		94,822
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	54375		3	84,339		84,339		84,339
Debt Securities in Financial Trusts Secubono	80037		3	68,271	79,203	68,271		68,271
Corporate Bonds Province of Buenos Aires Bank Class 009 -Maturity: 04-18-2021	42018		2	50,129	29,487	50,129		50,129
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425		3	30,193	48,366	30,193		30,193
Debt Securities in Financial Trusts Secubono Series 189A - Maturity: 03-30-2020	54228		3	22,198		22,198		22,198
Debt Securities in Financial Trusts Secubono Series 191 CL.B - Maturity: 07-28-2020	54376		3	12,062		12,062		12,062
Debt Securities in Financial Trusts Secubono Series 190 - Maturity: 04-28-2020	54318		3	11,169		11,169		11,169
Other				32,380	726,882	32,380		32,380
Subtotal local private securities				865,188	1,392,398	865,188		865,188
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				5,675,008	2,635,247	5,675,008		5,675,008

Delfín Jorge Ezequiel Carballo
Chairperson

                        EXHIBIT A

                        (Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

    AS OF DECEMBER 31, 2019 AND 2018

  (Translation of the financial statements originally issued in Spanish - See Note 44)

    (Figures expressed in thousands of Pesos)

		Holdings				Position
		12/31/2019			12/31/2018	12/31/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government bonds in US dollars at 8.75% - Maturity: 05-07-2024		5458		1	386,445	530,833	386,445	386,445
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696		1	83,855	146,446	83,855	83,855
International bonds of the Argentina Republic in US dollars at 7.125 - Maturity: 06-28-2117		92208				81,630
Subtotal local government securities					470,300	758,909	470,300	470,300

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020		80012		1	14,782,386		14,782,386	14,782,386
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020		80015		1	11,308,111		11,308,111	11,308,111
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-08-2020		80016		2	9,893,453		9,893,453	9,893,453
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2020		80014		1	7,955,921		7,955,921	7,955,921
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-02-2020		80010		1	1,992,248		1,992,248	1,992,248
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2019		80075				15,546,415
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-08-2019		80075				13,787,546
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-02-2019		80075				12,404,850
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2019		80075				7,926,384
Internal letters of Central Bank of Argentina in pesos - Maturity: 06-21-2018		80075				5,404,713

Subtotal Central Bank of Argentina Bills					45,932,119	55,069,908	45,932,119	45,932,119

- Foreign
Government securities
US Treasury Bill – Maturity: 01-07-2020		80074		1	479,070		479,070	479,070
US Treasury Bill – Maturity: 01-03-2019		80075				226,836
US Treasury Bill – Maturity: 01-02-2019		80075				189,042
US Treasury Bill – Maturity: 01-15-2019		80075				188,888

Subtotal foreign government securities					479,070	604,766	479,070	479,070

Total Other debt securities measured at fair value though other comprehensive income					46,881,489	56,433,583	46,881,489	46,881,489

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020		5330	8,007,622	2	7,973,994	7,991,383	8,795,093	8,795,093
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	(2)	5349	1,781,524	1	1,502,176		1,502,176	1,502,176
National treasury bills capitalized in pesos - Maturity: 11-15-2020	(1) and (2)	5343	1,591,070	1	1,437,896		1,437,896	1,437,896
National treasury bills capitalized in pesos - Maturity: 05-29-2020	(1)	5341	1,524,395	1	1,222,188		1,222,188	1,222,188
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	(2)	5351	1,095,676	1	883,292		1,078,036	1,078,036
National treasury bills capitalized in pesos - Maturity: 10-31-2019	(1)	5269	808,877	1	783,211		783,211	783,211
National treasury bills capitalized in pesos - Maturity: 04-08-2020	(1) and (2)	5340	394,484	1	386,422		386,422	386,422
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696	314,778	1	321,426	157,044	321,426	321,426
National treasury bills capitalized in pesos - Maturity: 07-31-2020		5284	298,939	1	230,388		230,388	230,388
Federal government treasury bonds adjustment by CER - Maturity: 08-30-2020	(1)	5290	227,879	1	173,458		173,458	173,458
Other					48,787		110,026	110,026
Subtotal local government securities					14,963,238	8,148,427	16,040,320	16,040,320

Private securities
Debt Securities in Financial Trusts Megabono Series 214 Class A - Maturity: 09-28-2020		54458	310,304	3	292,029		292,029	292,029
Debt Securities in Financial Trusts Garbarino Series 153 Class A - Maturity: 06-10-2020		54404	145,563	3	119,932		119,932	119,932
Corporate Bonds Banco Galicia S.A. Class 005 Series 001 -Maturity: 04-26-2020		53477	123,696	2	118,691		118,691	118,691
Debt Securities in Financial Trusts Secubono Series 192 Class A - Maturity: 07-28-2020		54392	107,749	3	95,675		95,675	95,675
Corporate Bonds YPF Class 017 -Maturity: 04-30-2020		38562	120,485	2	94,049		94,049	94,049
Debt Securities in Financial Trusts Secubono Series 194 Class A - Maturity: 08-28-2020		54503	112,141	3	90,933		90,933	90,933
Corporate Bonds Volkswagen Financial Services Class 004 -Maturity: 02-27-2020		54076	105,208	2	89,077		89,077	89,077
Debt Securities in Financial Trusts Secubono Series 193 Class A - Maturity: 07-28-2020		54447	98,654	3	87,777		87,777	87,777
Debt Securities in Financial Trusts Secubono Series 195 Class A - Maturity: 10-28-2020		54564	80,302	3	79,722		79,722	79,722
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 02-15-2020		42075	92,547	2	74,856		74,856	74,856
Other					1,546,665	2,749	1,546,665	1,546,665

Subtotal local private securities					2,689,406	2,749	2,689,406	2,689,406
Total other debt securities measurement at amortized cost					17,652,644	8,151,176	18,729,726	18,729,726
TOTAL OTHER DEBT SECURITIES					64,534,133	64,584,759	65,611,215	65,611,215

(1)	The maturities disclosed are related to conditions of original issuance. See additionally Notes 14 and 42.

(2)	On January 22, 2020, the Bank provided this kind at exchange mentioned in Note 42, generating a global profit for such exchange of 701,307.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT A

(Continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

			Holdings			Position
			12/31/2019		12/31/2018	12/31/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA	80033		3	1,420,696		1,420,696		1,420,696
Mercado Abierto Electrónico SA	80026		3	51,954	25,078	51,954		51,954
Matba Rofex S.A.	80034		3	11,549		11,549		11,549
Argentina Clearing SA	80028		3	10,443	4,569	10,443		10,443
C.O.E.L.S.A	80027		3	9,605	4,826	9,605		9,605
Mercado a Término Rosario SA	80023		3	9,189	3,663	9,189		9,189
Sedesa	80018		3	6,972	3,975	6,972		6,972
Provincanje SA	80030		3	2,435	758	2,435		2,435
Proin SA	80022		3	1,478	513	1,478		1,478
Sanatorio Las Lomas SA	80020		3	694	600	694		694
Other				592	1,790	592		592
Subtotal local				1,525,607	45,772	1,525,607		1,525,607
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80031		1	9,352	4,777	9,352		9,352
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80032		3	1,269	969	1,269		1,269
Subtotal foreign				10,621	5,746	10,621		10,621

Total measured at fair value through profit or loss				1,536,228	51,518	1,536,228		1,536,228

TOTAL EQUITY INSTRUMENTS				1,536,228	51,518	1,536,228		1,536,228

TOTAL GOVERNMENT AND PRIVATE SECURITIES				71,745,369	67,271,524	72,822,451		72,822,451

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	12/31/2019	12/31/2018
COMMERCIAL
In normal situation	102,475,475	70,071,286
With senior “A” collateral and counter-collateral	3,359,768	2,554,501
With senior “B” collateral and counter-collateral	10,983,210	8,453,117
Without senior collateral or counter-collateral	88,132,497	59,063,668

Subject to special monitoring	257,423	213,632
In observation
With senior “A” collateral and counter-collateral		3,226
With senior “B” collateral and counter-collateral		68,007
Without senior collateral or counter-collateral	514	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
With senior “B” collateral and counter-collateral	96,864
Without senior collateral or counter-collateral	160,045	57,002

Troubled	70,818	633,432
With senior “A” collateral and counter-collateral
With senior “B” collateral and counter-collateral	10,500	179,598
Without senior collateral or counter-collateral	60,318	453,834

With high risk of insolvency	1,313,588	283,394
With senior “A” collateral and counter-collateral	8,671	1,223
With senior “B” collateral and counter-collateral	308,809	182,130
Without senior collateral or counter-collateral	996,108	100,041

Irrecoverable	5,665
With senior “A” collateral and counter-collateral	416
Without senior collateral or counter-collateral	5,249

Subtotal Commercial	104,122,969	71,201,744

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	12/31/2019	31/12/2018
CONSUMER AND MORTGAGE
Performing	122,406,372	108,845,936
With senior “A” collateral and counter-collateral	2,393,239	2,959,968
With senior “B” collateral and counter-collateral	14,278,725	14,552,408
Without senior collateral or counter-collateral	105,734,408	91,333,560
Low risk	1,652,796	2,074,849
With senior “A” collateral and counter-collateral	16,681	48,130
With senior “B” collateral and counter-collateral	181,837	192,993
Without senior collateral or counter-collateral	1,454,278	1,833,726
Medium risk	1,397,561	1,420,894
With senior “A” collateral and counter-collateral	13,332	16,916
With senior “B” collateral and counter-collateral	129,993	79,214
Without senior collateral or counter-collateral	1,254,236	1,324,764
High risk	1,580,435	961,047
With senior “A” collateral and counter-collateral	26,828	13,707
With senior “B” collateral and counter-collateral	132,450	39,126
Without senior collateral or counter-collateral	1,421,157	908,214
Irrecoverable	432,020	234,151
With senior “A” collateral and counter-collateral	9,332	1,260
With senior “B” collateral and counter-collateral	142,963	26,998
Without senior collateral or counter-collateral	279,725	205,893
Irrecoverable according to Central Bank's rules	248	904
Without senior collateral or counter-collateral	248	904
Subtotal consumer and mortgage	127,469,432	113,537,781
Total	231,592,401	184,739,525
This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:
	12/31/2019	12/31/2018
Loans and other financing	220,004,663	178,874,764
+ Allowances for loans and other financing	5,908,504	4,160,745
+ Adjustment IFRS (adjustment amortized cost and fair value)	113,806	257,071
+ Debt securities of financial trust - Measured at amortized cost	1,100,662	2,749
+ Corporate bonds	1,614,818
Guarantees provided and contingent liabilities	2,849,948	1,444,196
Total computable items	231,592,401	184,739,525

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	12/31/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	37,974,781	16.40	19,431,965	10.52
50 next largest customers	35,650,586	15.39	22,338,631	12.09
100 next largest customers	15,654,261	6.76	13,694,432	7.41
Other customers	142,312,773	61.45	129,274,497	69.98

Total (1)	231,592,401	100.00	184,739,525	100.00

(1) See reconciliation in Exhibit B.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non- financial government sector		2,734,557	647,071	764,311	1,837,175	3,027,704	2,020,860	11,031,678
Financial sector		1,835,332	2,206,616	471,817	631,406	892,996	5,467	6,043,634
Non- financial private sector and foreign residents	3,625,771	90,697,310	27,012,879	24,246,954	30,283,464	43,673,909	67,383,281	286,923,568

Total	3,625,771	95,267,199	29,866,566	25,483,082	32,752,045	47,594,609	69,409,608	303,998,880

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non- financial government sector		156,275	403,613	434,592	745,089	968,517	323,784	3,031,870
Financial sector		1,097,205	1,733,758	1,205,293	1,698,740	598,110	22,143	6,355,249
Non- financial private sector and foreign residents	1,896,929	52,337,082	23,411,664	25,455,967	30,819,902	35,342,048	69,687,361	238,950,953

Total	1,896,929	53,590,562	25,549,035	27,095,852	33,263,731	36,908,675	70,033,288	248,338,072

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

							Information of the issuer
	Shares of interest							Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2019	Amount 12/31/2018	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period
In complementary services companies Associates and joint ventures Local
Joint Ventures (UTE) (See Note 11.2)					145,151	108,031	Management of tax services
Subtotal local					145,151	108,031
Total in complementary services associates companies and joint ventures					145,151	108,031

Total in complementary services companies					145,151	108,031

In other associates

- Associates and joint ventures
Local
Macro Warrants S.A.	Common	1	1	50,000	1,180	792	Issue of warrants	09-30-19	1,000	23,609	4,075
Subtotal local					1,180	792

Total in other associates and joint ventures					1,180	792

Total investments in other companies					146,331	108,823

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	7,368,876	50	1,028,097	25,837	340,878	16,122	143,465	468,221	7,902,915
Furniture and facilities	644,620	10	328,148	30,257	182,976	29,859	68,215	221,332	721,179
Machinery and equipment	1,515,832	5	469,784	420,309	781,539	419,821	287,290	649,008	916,299
Vehicles	139,589	5	76,753	40,155	85,201	14,232	27,762	98,731	77,456
Other	1,149	0	119		1,129	35	160	1,254	14
Work in progress	724,223	0	1,183,621	1,239,018	0	0	0		668,826
Right of use real property	0	5	999,798	72,329	0	20,702	232,667	211,965	715,504
Total property, plant and equipment (1)	10,394,289		4,086,320	1,827,905	1,391,723	500,771	759,559	1,650,511	11,002,193

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	5,291,944	50	2,856,373	779,441	422,212	177,031	95,697	340,878	7,027,998
Furniture and facilities	375,248	10	275,681	6,309	143,554	11	38,992	182,535	462,085
Machinery and equipment	1,046,933	5	585,627	116,728	571,215		210,637	781,852	733,980
Vehicles	117,949	5	38,465	16,825	78,659	14,150	20,692	85,201	54,388
Other	1,122	0	40	13	1,095	0	34	1,129	20
Work in progress	2,576,980	0	1,556,054	3,408,811	0	0	0	0	724,223
Total property, plant and equipment (1)	9,410,176		5,312,240	4,328,127	1,216,735	191,192	366,052	1,391,595	9,002,694

(1) During the fiscal year 2019 and 2018, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	90,485	50	0	0	8,127	-	1,029	9,156	81,329
Other investment properties	198,596	50	261,755	222,582	7,296	187	2,669	9,778	227,991
Total investment property (1)	289,081		261,755	222,582	15,423	187	3,698	18,934	309,320

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	0	50	90,485	0	8,027	-	100	8,127	82,358
Other investment properties	658,974	50	303,503	763,881	19,965	18,680	6,065	7,350	191,246
Total investment property (1)	658,974		393,988	763,881	27,992	18,680	6,165	15,477	273,604

(1) During the fiscal year 2019 and 2018, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	600,446	5	401,670	156,839	272,739	153,890	147,050	265,899	579,378
Other intangible assets	1,887,767	5	967,619	369,303	814,457	331,494	459,519	942,482	1,543,601
Total intangible assets (1)	2,488,213		1,369,289	526,142	1,087,196	485,384	606,569	1,208,381	2,122,979

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	344,671	5	256,269	494	195,765	3	66,425	262,187	338,259
Other intangible assets	1,206,227	5	754,508	72,968	527,111	0	297,898	825,009	1,062,758
Total intangible assets (1)	1,550,898		1,010,777	73,462	722,876	3	364,323	1,087,196	1,401,017

(1) During the fiscal year 2019 and 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	12/31/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	24,529,344	9.33	19,840,988	8.34
50 next largest customers	12,204,573	4.64	17,271,242	7.26
100 next largest customers	9,502,897	3.62	10,956,612	4.60
Other customers	216,628,540	82.41	189,888,315	79.80

Total	262,865,354	100.00	237,957,157	100.00

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	234,410,912	26,115,912	3,473,109	1,027,584	53,535	22,672	265,103,724

From the non-financial government sector	16,875,269	778,208	42,757	2,080			17,698,314
From the financial sector	314,162						314,162
From the non-financial private sector and foreign residents	217,221,481	25,337,704	3,430,352	1,025,504	53,535	22,672	247,091,248

Derivative instruments	293,136	341,147	134,449				768,732

Repo transactions	1,002,612						1,002,612

Other financial institutions	1,002,612						1,002,612

Other financial liabilities	21,072,094	97,991	104,046	167,461	324,804	429,745	22,196,141

Financing received from the Central Bank of Argentina and other financial institutions	1,031,099	830,067	150,581	98,185	169,657	45,817	2,325,406

Issued corporate bonds	320,280		514,980	739,479	3,364,160	3,089,501	8,028,400

Subordinated corporate bonds			808,582	808,583	1,617,165	32,850,011	36,084,341

Total	258,130,133	27,385,117	5,185,747	2,841,292	5,529,321	36,437,746	335,509,356

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	198,459,625	33,817,014	7,493,854	1,310,113	64,511	15,985	241,161,102

From the non-financial government sector	17,319,378	1,670,962	639,754	46,091	206		19,676,391
From the financial sector	148,275						148,275
From the non-financial private sector and foreign residents	180,991,972	32,146,052	6,854,100	1,264,022	64,305	15,985	221,336,436

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other financial institutions	164,667						164,667

Other financial liabilities	15,140,459	18,645	9,221	13,064	20,085	140,505	15,341,979
Financing received from the Central Bank of Argentina and other financial institutions	726,795	918,813	1,083,024	470,177	87,151	125,173	3,411,133

Issued corporate bonds	362,534		651,095	1,017,570	2,035,139	7,682,440	11,748,778

Subordinated corporate bonds			510,412	510,412	1,020,824	21,248,264	23,289,912

Total	214,855,099	34,754,472	9,747,956	3,321,336	3,227,710	29,212,367	295,118,940

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal penalties	718	50		50	718
Other	1,045,176	1,012,527	18,045	584,132	1,455,526
Total Provisions	1,045,894	1,012,577	18,045	584,182	1,456,244

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal penalties	718				718
Other	694,201	1,103,870	17,424	735,471	1,045,176
Total Provisions	694,919	1,103,870	17,424	735,471	1,045,894

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	12/31/2019					12/31/2018
	Total parent company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	70,955,122	70,623,985	225,802	17,005	88,330	42,745,328
Debt securities at fair value through profit or loss	247,246	247,246				388,276
Derivative instruments						2,738
Other financial assets	2,599,824	2,599,824				1,545,982
Loans and other financing	38,984,106	38,984,106				46,040,211
To the non-financial government sector						80
Other financial institutions	602,179	602,179				480,324
From the non-financial private sector and foreign residents	38,381,927	38,381,927				45,559,807
Other debt securities	865,515	865,515				1,217,229
Financial assets delivered as guarantee	2,892,197	2,892,197				929,442
Equity Instruments at fair value through profit or loss	10,621	10,621				5,746

TOTAL ASSETS	116,554,631	116,223,494	225,802	17,005	88,330	92,874,952

LIABILITIES
Deposits	79,681,979	79,681,979				71,357,886
Non-financial government sector	3,990,300	3,990,300				2,295,035
Financial sector	229,923	229,923				100,200
Non-financial private sector and foreign residents	75,461,756	75,461,756				68,962,651
Other financial liabilities	5,248,054	5,144,209	96,413		7,432	2,618,946
Financing from Central Bank and other financial Institutions	2,045,624	2,045,624				2,598,810
Subordinated corporate bonds	24,311,663	24,311,663				15,288,390
Other non-financial liabilities	24,960	24,960				34,948
TOTAL LIABILITIES	111,312,280	111,208,435	96,413		7,432	91,898,980

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

Item	In normal situation	12/31/2019	12/31/2018
Loans and other financing
Overdrafts	978,388	978,388	153,893
Without senior collateral or counter-collateral	978,388	978,388	153,893
Documents	550,434	550,434	332,342
With senior “A” collateral and counter-collateral	26,000	26,000	11,560
Without senior collateral or counter-collateral	524,434	524,434	320,782
Mortgage and pledge	30,189	30,189	37,918
With senior “B” collateral and counter-collateral	20,248	20,248	34,641
Without senior guarantees or counter-guarantees	9,941	9,941	3,277
Personal	1,065	1,065	642
Without senior collateral or counter-collateral	1,065	1,065	642
Credit cards	68,393	68,393	74,497
Without senior collateral or counter-collateral	68,393	68,393	74,497
Other	342,121	342,121	544,771
With senior “B” collateral and counter-collateral	8,899	8,899	7,153
Without senior collateral or counter-collateral	333,222	333,222	537,618
Total loans and other financial	1,970,590	1,970,590	1,144,063
Eventual commitments	64,391	64,391	374
Total	2,034,981	2,034,981	1,144,437
Allowances	20,350	20,350	14,764

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Fair value with changes in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	19,511,636
Financial institutions and correspondents	81,164,681
Other	3,746
Debt securities at fair value through profit or loss			5,675,008	4,806,562	53,387	815,059
Derivative instruments			50,685	31,594	19,091
Repo transactions
Other financial entities	1,087,916
Other financial assets	4,179,634		369,129	346,128		23,001
Loans and other financing
To the non-financial government sector	6,450,647
Other financial institutions	3,941,007
To the non- financial private sector and foreign residents
Overdrafts	41,337,285
Documents	20,578,219
Mortgage loans	20,603,981
Pledge loans	4,066,988
Personal loans	56,799,181
Credit cards	42,157,065
Financial leases	229,538
Other (1)	23,840,752
Other debt securities	17,652,644	46,881,489		36,988,036	9,893,453
Financial assets delivered as guarantee	10,673,334
Equity Instruments at fair value through profit or loss			1,536,228	9,434		1,526,794
TOTAL FINANCIAL ASSETS	354,278,254	46,881,489	7,631,050	42,181,754	9,965,931	2,364,854

(1) Includes the total provisions to the non- financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Fair value with changes in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	17,560,282
From the financial sector	314,162
From the non-financial private sector and foreign residents
Checking accounts	40,123,987
Savings accounts	90,727,971
Time deposits and Investment accounts	106,068,177
Other	8,070,775
Derivative instruments			768,732		768,732
Repo transactions
Other financial institutions	1,002,511
Other financial liabilities	22,169,608
Financing received from Central Bank and other financial institutions	2,245,804
Issued corporate bonds	5,525,039
Subordinated corporate bonds	24,311,663
TOTAL FINANCIAL LIABILITIES	318,119,979		768,732		768,732

Delfín Jorge Ezequiel Carballo
Chairperson

  EXHIBIT P

  (Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Fair value with changes in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	Amortized cost	income	measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	10,696,465
Financial institutions and correspondents	63,613,775
Other	455,799
Debt securities at fair value through profit or loss			2,635,247	982,116	362,079	1,291,052
Derivative instruments			17,293	13,732	3,561
Other financial assets	2,586,435		413,136	321,968		91,168
Loans and other financing
To the non-financial government sector	1,775,507
Other financial institutions	5,573,806
To the non- financial private sector and foreign residents
Overdrafts	18,048,532
Documents	25,159,657
Mortgage loans	15,852,595
Pledge loans	4,367,045
Personal loans	57,516,829
Credit cards	29,429,548
Financial leases	448,159
Other (1)	20,703,086
Other debt securities	8,151,176	56,433,583		42,646,037	13,787,546
Financial assets delivered as guarantee	6,605,764		150,456	150,456
Equity Instruments at fair value through profit or loss			51,518	6,110		45,408
TOTAL FINANCIAL ASSETS	270,984,178	56,433,583	3,267,650	44,120,419	14,153,186	1,427,628

(1) Includes the total provisions to the non- financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	19,311,800
From the financial sector	148,275
From the non-financial private sector and foreign residents
Checking accounts	24,437,952
Savings accounts	68,696,031
Time deposits and Investment accounts	121,102,019
Other	4,261,080
Derivative instruments			1,369	593	776
Repo transactions
Other financial institutions	164,469
Other financial liabilities	15,315,042
Financing received from Central Bank and other financial institutions	2,998,010
Issued corporate bonds	6,377,311
Subordinated corporate bonds	15,288,390
TOTAL FINANCIAL LIABILITIES	278,100,379		1,369	593	776

 EXHIBIT Q

CONSOLIDATED  BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

Items	Net financial Income/ (Loss) Mandatory measurement 12/31/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	1,896,616
Gain from private securities	695,529
Gain from derivative financial instruments
Forward transactions	1,247,914
Gain from other financial assets	166,125
Gain from equity instruments at fair value through profit or loss	1,433,509
Loss from sales of financial assets at fair value	(93,400)
TOTAL	5,346,293

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Net financial Income/(Loss) 12/31/2019
Interest income
For cash and bank deposits	218,141
For government securities	6,362,108
For debt securities	1,336,890
For loans and other financing
Financial sector	1,634,794
Non-financial private sector
Overdrafts	13,932,108
Documents	4,510,043
Mortgage loans	6,686,838
Pledge loans	507,795
Personal loans	24,370,355
Credit cards	10,719,180
Financial leases	143,522
Other	4,984,535
For repo transactions
Central Bank of Argentina	397,550
Other financial institutions	2,256,721
TOTAL	78,060,580
Interest expenses
For deposits
Non-financial private sector
Checking accounts	(302,183)
Saving accounts	(543,725)
Time deposits and investments accounts	(46,876,610)
For Financing received from Central Bank of Argentina and other financial institutions	(185,534)
For repo transactions
Other financial institutions	(258,894)
For other financial liabilities	(153,337)
Issued corporate bonds	(1,909,285)
For subordinated corporate bonds	(1,406,873)
TOTAL	(51,636,441)

EXHIBIT Q

(Continued)

CONSOLIDATED  BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the fiscal year 12/31/2019	Other comprehensive income 12/31/2019
From debt government securities	46,063,302	69,638
Total	46,063,302	69,638

Commissions income	Income for the fiscal year 12/31/2019
Commissions related to obligations	9,089,446
Commissions related to credits	138,185
Commissions related to loans commitments and financial guarantees	4,750
Commissions related to securities value	227,965
Commissions related to credit cards	5,099,092
Commissions related to insurance	952,491
Commissions related to trading and foreign exchange transactions	403,713
Total	15,915,642

Commissions expenses	Loss for the fiscal year 12/31/2019
Commissions related to trading and foreign exchange transactions	(131,424)
Other
Commissions paid ATM exchange	(655,638)
Checkbooks commissions and compensating cameras	(273,778)
Commissions credit cards and foreign trade	(281,124)
Total	(1,341,964)

EXHIBIT Q

CONSOLIDATED  BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

Items	Net financial Income/ (Loss) Mandatory measurement 12/31/2018
For measurement of financial assets at fair value through profit or loss
Gain from government securities	473,759
Gain from private securities	284,705
Gain from derivative financial instruments
Forwards transactions	212,878
Gain from other financial assets	171,526
Gain from equity instruments at fair value through profit or loss	44,660
Loss from sales of financial assets at fair value	(121,838)
Total	1,065,690

EXHIBIT Q
(Continued)
CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Net financial Income/ (Loss)
12/31/2018
Interest income
For cash and bank deposits	25,007
For debt securities	781,919
For government securities	175,526
For loans and other financing
Financial sector	1,228,809
Non-financial private sector
Overdrafts	5,631,760
Documents	3,328,909
Mortgage loans	4,259,681
Pledge loans	581,898
Personal loans	20,719,300
Credit cards	7,060,816
Financial leases	163,890
Other	4,475,527
For repo transactions
Central Bank of Argentina	22,656
Other financial institutions	393,913
Total	48,849,611
Interest expenses
For deposits
Non- financial private sector
Checking accounts	(632,610)
Saving accounts	(349,331)
Time deposits and investments accounts	(22,246,724)
For Financing received from Central Bank of Argentina and other financial institutions	(127,258)
For repo transactions
Other financial institutions	(184,669)
For other financial liabilities	(52,332)
Issued corporate bonds	(1,506,677)
For subordinated corporate bonds	(832,312)
Total	(25,931,913)

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q
(Continued)
CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
AS OF DECEMBER 31, 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the fiscal year 12/31/2018	Other comprehensive income 12/31/2018
From debt government securities	16,727,771	(527,371)
Total	16,727,771	(527,371)

Income for the fiscal year
Commissions income	12/31/2018
Commissions related to obligations	7,315,945
Commissions related to credits	74,519
Commissions related to loans commitments and financial guarantees	1,069
Commissions related to securities value	83,973
Commissions related to credit cards	3,479,474
Commissions related to insurance	719,012
Commissions related to trading and foreign exchange transactions	243,967
Total	11,917,959

Commissions expenses	Loss for the fiscal year
12/31/2018
Commissions related to debt securities	(208)
Commissions related to trading and foreign exchange transactions	(40,302)
Other
Commissions paid ATM exchange	(324,055)
Checkbooks commissions and compensating cameras	(176,068)
Commissions Credit cards and foreign trade	(215,274)
Total	(755,907)

Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT R

 VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures expressed in thousands of Pesos)

	Balances at beginning of		Decreases
Item	the fiscal year	Increases	Reversals	Charge off	12/31/2019
Other financial assets (See Note 15)	5,015	1,620,587	84	83	1,625,435
Loans and other financing	4,160,745	4,739,977	96,273	2,895,945	5,908,504
Other financial institutions	52,121	18,740	32,065	0	38,796
To the non-financial private sector and foreign residents
Overdrafts	282,498	952,162	2,842	115,802	1,116,016
Documents	354,248	45,569	22,841	125,159	251,817
Mortgage loans	272,753	178,511	1,165	44,971	405,128
Pledge loans	77,524	25,922	972	3,586	98,888
Personal loans	1,720,698	1,496,938	52	1,313,812	1,903,772
Credit cards	814,844	802,994	457	552,135	1,065,246
Financial leases	5,570	0	1,289	0	4,281
Other	580,489	1,219,141	34,590	740,480	1,024,560
Other debt securities		26,074			26,074
TOTAL OF ALLOWANCES	4,165,760	6,386,638	96,357	2,896,028	7,560,013

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2018
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures expressed in thousands of Pesos)

	Balances at beginning of		Decreases
Item	the fiscal year	Increases	Reversals	Charge off	12/31/2019
Other financial assets	5,131	1,850	131	1,835	5,015
Loans and other financing	2,666,738	3,100,127	40,961	1,565,159	4,160,745
Other financial institutions	31,251	25,571	4,701		52,121
To the non-financial private sector and foreign residents
Overdrafts	139,833	201,391	7,209	51,517	282,498
Documents	202,505	193,753	1,546	40,464	354,248
Mortgage loans	152,116	153,332	14,208	18,487	272,753
Pledge loans	74,380	29,647	3,929	22,574	77,524
Personal loans	1,207,483	1,495,470	267	981,988	1,720,698
Credit cards	590,483	575,386	1,005	350,020	814,844
Financial leases	6,487	273	1,190	0	5,570
Other	262,200	425,304	6,906	100,109	580,489
TOTAL OF ALLOWANCES	2,671,869	3,101,977	41,092	1,566,994	4,165,760

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures expressed in thousands of Pesos)

Items	Notes		Exhibits	12/31/2019	12/31/2018
ASSETS
Cash and Deposits in Banks			P	97,397,226	73,780,469
Cash				19,510,869	10,695,902
Central Bank of Argentina				55,158,158	50,212,127
Other Local and Foreign Entities				22,724,453	12,416,641
Other				3,746	455,799
Debt Securities at fair value through profit or loss	3		A and P	5,163,783	2,161,115
Derivative Financial Instruments	8		P	50,685	14,555
Repo transactions	4		P	1,087,916
Other financial assets	12		P and R	3,369,281	2,329,937
Loans and other financing			B, C, D, P and R	219,692,935	178,652,547
Non- financial Public Sector				6,450,647	1,775,507
Other Financial Entities				3,941,007	5,573,806
Non- financial Private Sector and Foreign Residents				209,301,281	171,303,234
Other Debt Securities	3		A, P and R	63,668,618	63,447,558
Financial Assets delivered as guarantee	5			10,659,244	6,752,817
Equity Instruments at fair value through profit or loss	15		A and P	1,536,146	50,185
Investment in subsidiaries, associates and joint arrangements	11		E	3,395,264	2,443,250
Property, plant and equipment			F	10,983,404	8,989,668
Intangible Assets			G	2,122,139	1,400,551
Deferred Income Tax Assets	21.	c)		4,868,331
Other Non- financial Assets	12			594,609	764,254
Non- current assets held for sale	15			734,561	804,017
TOTAL ASSETS				425,324,142	341,590,923

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes		Exhibits	12/31/2019	12/31/2018
LIABILITIES
Deposits			H, I and P	262,412,422	237,560,272
Non- financial Public Sector				17,560,282	19,311,800
Financial Sector				314,162	148,275
Non- financial Private Sector and Foreign Residents				244,537,978	218,100,197
Derivative Financial Instruments	8		P	768,732	1,369
Repo Transactions	4		I and P	1,002,511	164,469
Other Financial Liabilities	17		I and P	19,636,657	14,751,700
Financing received from the Central Bank of Argentina and other financial institutions			I and P	2,245,645	2,998,010
Issued Corporate Bonds	36		I and P	5,525,039	6,388,191
Current Income Tax Liabilities	21			8,085,574	2,712,536
Subordinated Corporate Bonds	36		I and P	24,311,663	15,288,390
Provisions	16		J	1,456,244	1,045,894
Deferred Income Tax Liabilities	21.	c)			208,398
Other Non-financial Liabilities	17			10,073,608	5,836,051
TOTAL LIABILITIES				335,518,095	286,955,280
SHAREHOLDERS’ EQUITY
Capital Stock	29		K	639,413	669,663
Additional paid-in capital				12,429,781	12,428,461
Adjustments to Shareholders’ Equity				4,511	4,511
Earnings Reserved				34,837,136	21,995,937
Unappropriated Retained Earnings				(210,927)	3,264,742
Other Comprehensive Income				1,306,357	543,086
Net Income for the fiscal year				40,799,776	15,729,243
TOTAL SHAREHOLDERS’ EQUITY				89,806,047	54,635,643
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES				425,324,142	341,590,923

The notes 1 to 43 to the separate financial statements and the exhibits A to L and N to R are an integral part of the separate financial statements.

Delfín Jorge Ezequiel Carballo Chairperson

  SEPARATE STATEMENT OF FINANCIAL POSITION

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
Interest income		Q	124,042,507	65,390,394
Interest expense		Q	(51,613,261)	(25,925,504)
Net Interest income			72,429,246	39,464,890
Commissions income	22	Q	15,779,844	11,918,479
Commissions expense		Q	(1,336,301)	(751,173)
Net Commissions income			14,443,543	11,167,306
Subtotal (Net Interest income +Net Commissions income)			86,872,789	50,632,196
Net Income/ (Loss) from measurement of financial instruments at fair value through profit or loss	3	Q	4,783,711	685,849
Profit/ (Loss) from sold or derecognized assets at amortized cost			35,810	(4,489)
Differences in quoted prices of gold and foreign currency	23		2,967,647	(1,511,231)
Other operating income	24		5,696,825	2,277,303
Allowances for loan losses			(5,818,213)	(2,705,931)
Net Operating Income			94,538,569	49,373,697
Employee benefits	25		(17,269,314)	(10,176,701)
Administrative expenses	26		(10,469,850)	(6,726,797)
Depreciation of Property, plant and equipment		F and G	(1,361,142)	(733,288)
Other Operating Expenses	27		(18,232,802)	(10,263,668)
Operating Income			47,205,461	21,473,243
Income from subsidiaries, associates and joint arrangements			1,431,057	931,912
Income before tax on continuing operations			48,636,518	22,405,155
Income tax on continuing operations	21.c)		(7,836,742)	(6,675,912)
Net Income from continuing operations			40,799,776	15,729,243
Net Income for the fiscal year			40,799,776	15,729,243

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	12/31/2019	12/31/2018
Net Profit attributable to Parent’s shareholders	40,799,776	15,729,243
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	40,799,776	15,729,243
Weighted average of outstanding common shares for the period	639,402	661,141
PLUS: Weighted average of the number of additional common shares with dilution effects	0	0
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,402	661,141
Basic earnings per share	63.8093	23.7911

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	12/31/2019	12/31/2018
Net Income for the fiscal year			40,799,776	15,729,243
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			782,810	732,813
Foreign currency translation differences for the fiscal year			782,810	732,813
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			208,879	(310,421)
Profit or losses for financial instruments at fair value through OCI		Q	298,399	(443,459)
Income tax	0		(89,520)	133,038
Other Comprehensive Income				20
Other Comprehensive Income for the fiscal year				20
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(228,418)	(83,886)
Income for the fiscal year from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(228,418)	(83,886)
Total Other Comprehensive Income that will be reclassified to profit or loss for the fiscal year			763,271	338,526
Total Other Comprehensive Income			763,271	338,526
Total Comprehensive Income			41,563,047	16,067,769

The notes 1 to 43 to the separate financial statements and the exhibits A to L and N to R are an integral part of the separate financial statements.

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

		Capital stock		Non- capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643
Total comprehensive income for the fiscal year											0
- Net income for the fiscal year										40,799,776	40,799,776
- Other comprehensive income for the fiscal year						782,810	(19,539)				763,271
Own shares in treasury	29	(1,317)	1.317								0
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2019											0
- Legal reserve								3,145,848		(3,145,848)	0
- Normative reserve									3,475,669	(3,475,669)	0
- Cash dividends									(6,393,978)		(6,393,978)
- Other (1)									12,583,395	(12,583,395)	0
Decrease of own shares in treasury	29		(30,265)						30,265
Other changes	29	15		1,320							1,335

Amount at the end of the fiscal year		639,413		12,429,781	4,511	1,652,771	(346,414)	10,018,535	24,818,601	40,588,849	89,806,047

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

		Capital stock		Non- capital Contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In treasury	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023
Total comprehensive income for the fiscal year											0
- Net income for the fiscal year										15,729,243	15,729,243
- Other comprehensive income for the fiscal year						732,813	(394,287)				338,526
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 28, 2018
- Legal reserve								1,877,755		(1,877,755)	0
- Cash dividends									(3,348,315)		(3,348,315)
- Other (1)									7,511,018	(7,511,018)
Own shares in treasury	29	(28,948)	28,948						(4,407,907)		(4,407,907)
Other changes (2)										(210,927)	(210,927)
Amount at the end of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643

(1) Related to earnings reserved for future distribution of earnings.
(2) Related to differences between the consideration paid and the goodwill originated for the application of the purchase price method about the financial statements of Banco del Tucumán S.A.

The notes 1 to 43 to the separate financial statements and the exhibits A to L and N to R are an integral part of the separate financial statements.

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	12/31/2019	12/31/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the fiscal year before Income Tax		48,636,518	22,405,155
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		1,361,142	733,288
Allowance for loan losses		5,818,213	2,705,931
Difference in quoted prices of foreign currency		(19,192,432)	(8,831,700)
Other adjustments		4,673,831	1,850,485
Net increase/ (decrease) from operating assets:		-	-
Debt Securities at fair value though profit and loss		(5,432,210)	(1,205,551)
Derivative financial instruments		(36,130)	(6,891)
Repo transactions		(1,087,916)	1,419,808
Loans and other financing		-	-
Non- financial public sector		(4,675,140)	108,074
Other financial entities		1,632,799	(2,334,292)
Non- financial private sector and foreign residents		(43,816,260)	(46,581,492)
Other debt securities		(9,494,867)	5,952,996
Financial assets delivered as guarantee		(3,906,427)	883,785
Equity instruments at fair value through profit or loss		(65,265)	(10,723)
Other assets		(1,130,611)	(1,471,426)
Net (decrease) / increase from operating liabilities:		-	-
Deposits		-	-
Non- financial public sector		(1,751,518)	6,421,099
Financial sector		165,887	66,916
Non- financial private sector and foreign residents		26,437,781	87,532,510
Liabilities at fair value through profit or loss		-	(6,450)
Derivative financial instruments		767,363	(21,738)
Repo transactions		838,042	(2,523,624)
Other liabilities		8,127,897	8,678,055
Payments for Income Tax		(7,102,358)	(6,940,703)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		768,339	68,823,512

Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	12/31/2019	12/31/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Net payments for the acquisition of PPE, intangible assets and other assets		(3,717,543)	(1,951,336)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(3,717,543)	(1,951,336)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,393,978)	(3,348,315)
Acquisition or redemption of equity instruments		(199,843)	(4,407,907)
Non- subordinated corporate bonds		(2,427,014)	(2,441,269)
Financing from local financial entities		(157,452)	(698,058)
Subordinated corporate bonds		(1,412,888)	(773,358)
Changes in equity instruments of subsidiaries that do not lead to the loss of control		-	(456,757)
Other payments related to financing activities		(204,929)	-
Proceeds:		-	-
Non- Subordinated Corporate Bonds		-	3,206,999
Central Bank of Argentina		2,555	12,940
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(10,793,549)	(8,905,725)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		28,221,721	16,492,732
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		14,478,968	74,459,183
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	28	128,850,377	54,391,194
CASH AND CASH EQUIVALENTS AT THE END OF THE FISCAL YEAR	28	143,329,345	128,850,377

The notes 1 to 43 to the separate financial statements and the exhibits A to L and N to R are an integral part of the separate financial statements.

Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA, which was merged with the Bank in October 2019 (see note 2). Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the consolidated financial statements).

On February 19, 2020, the Bank’s Board of Directors approved the issuance of these separate financial statements. Even when the Shareholders’ Meeting has the power to amend these separate financial statements after issuance, in Management opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

In addition, as mentioned in note 2.4 to the consolidated financial statement, the Bank acquired shares of Banco del Tucumán SA, for an amount of 456,757.

On the other hand, on October 17, 2018, the Board of Directors of Banco Macro SA, decided to initiate negotiations for the merger reorganization between Banco Macro SA and Banco del Tucuman SA (see note 2 to the consolidated financial statements). .

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and the technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA.

On August 15, 2019, the Board of the BCRA through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, the Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993, the Central Bank informed that according to the authorization gave in due time, on October 15, 2019 Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as branches.

For further information related to this subject, see additionally note 2.4 to the consolidated financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA (Communiqué “A” 6114 as supplementary rules of the BCRA) based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish) with the exceptions described in the following paragraph. Taking into account these exceptions, the Conceptual Framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

For the preparation and presentation of these separate financial statements, the following exceptions established by the BCRA were considered (see additionally item “New pronouncements – Modification to the Conceptual Framework established by the BCRA” in note 3 to the consolidated financial statements).

a)    Through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to an estimation performed by the Bank, as of December 31, 2019 and 2018, the shareholders’ equity would have increased by 2,417,279 and 277,977, respectively. The figures stated as of December 31, 2019 includes 1,616,781 generated by the allowance mentioned in note 15.

b)    As of December 31, 2019, the conditions to apply inflation adjustment in the consolidated financial statement for the fiscal year ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, as described in section “measuring unit” of this note, financial institutions have to apply the above-mentioned standard for the fiscal years beginning on January 1st, 2020, included.

c)     On April 29, 2019, the Bank received a Memorandum from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holdings in Prisma Medios de Pago SA and how to offset the price balance to be collected as a consequence of the sale of one portion of that holding as explained in note 15. Considering such guidelines, the Bank adjusted the fair value previously determined and recognized an allowance for the entire balance price to be collected as of that date.

The accounting policies comply with the IFRS presently approved and are applicable to the preparation of these annual separate financial statements according to IFRS adopted by the BCRA through Communiqué “A” 6840. As a general rule, the BCRA does not admit the early application of any IFRS, unless it establishes any provision to the contrary.

Note 3 to the consolidated financial statements presents a detailed description of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. As described in note 3 to the consolidated financial statements, an entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income for the fiscal year in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in books

As of the date of these consolidated financial statements, are in the process of being transcribed both the analytical detail in the Bank’s inventory book and the consolidated financial statement in the Bank’s balance book as of December 31, 2019 of Banco Macro SA.

Comparative information

In addition to what was described in section “comparative information” in note 3 to the consolidated financial statements as a result of the merger described in note 2, the separate financial statements and supplementary information of the Bank as of December 31, 2018 were restated for comparative purposes, due to the Bank consolidated: (i) the statement of financial position as of December 31, 2018 and (ii) the statements of income and other comprehensive income and the statement of cash flows ended on that date of Banco Macro SA and Banco del Tucumán SA, eliminating the receivables and payables between both Banks.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consist of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the mostly condition used in practice, to test if a three-year cumulative inflation rate is around 100% or more. Whilst in the recent years there was an important increase in the general level prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figures, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes will be used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA is used.

Considering the abovementioned index, the inflation rate was 53.83% and 47.64% for the fiscal years ended on December 31, 2019 and 2018, respectively.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, as supplemented (see section “New pronouncements – Modification to the Conceptual Framework established by the BCRA” in note 3 to the consolidated financial statements) financial institutions shall be started the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The non-recognition of changes in the general purchasing power under hyperinflationary conditions, may distort financial information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these consolidated financial statements over financial position, the result of its operations and its cash flows.

Below is a description of the main impacts if IAS 29 were to be applied:

(a)	Financial Statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b)	To sum up, the restating mechanism provided by IAS 29 is as follows:
(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.
(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.
(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.
(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets and other non-monetary cost shall be determined over the new restated amounts.
(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.
(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.
(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to an estimation, had applied IAS 29 the Shareholders’ equity as of December 31, 2019 and 2018 would have increased by 15,019,761 and 39,061,103, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned. On the other hand, the comprehensive income for the fiscal year would have decreased by 21,929,710.

•         New standards adopted

New standards adopted are described in note 3 to the consolidated financial statements.

•        New pronouncements

New pronouncements are described in note 3 to the consolidated financial statements.

4.	REPO TRANSACTIONS

In the normal course of business, the Bank arranged repo transactions. A detail of these transactions is included in note 4 to the consolidated financial statements.

5.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of December 31, 2019 and 2018, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	12/31/2019	12/31/2018
For transactions with the BCRA	7,438,646	5,719,689
For securities forward contracts	1,077,082	182,448
For guarantee deposits	2,143,516	850,680
Total	10,659,244	6,752,817

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

6.	LOSS ALLOWANCE – ALLOWANCE FOR UNCOLLECTIBILITY RISK FOR LOANS AND OTHER FINANCING LOSSES

Changes in allowances for loan losses as of December 31, 2019 and 2018 are disclosed in exhibit R “Loss allowance – Allowance for uncollectibility risk” in the accompanying separate financial statements.

The table below presents the Bank’s changes in allowances by portfolios:

	Commercial portfolio	Consumer portfolio	Total
As of December 31, 2018	983,597	3,174,849	4,158,446
Increases	1,812,847	2,925,985	4,738,832
Reversals	68,241	27,771	96,012
Charge off	694,796	2,201,149	2,895,945
As of December 31, 2019	2,033,407	3,871,914	5,905,321

As of December 31, 2017	575,401	2,091,337	2,666,738
Increases	514,149	2,583,451	3,097,600
Reversals	29,817	10,916	40,733
Charge off	76,136	1,489,023	1,565,159
As of December 31, 2018	983,597	3,174,849	4,158,446

Additionally, recoveries were recorded as “other operating income” in the statement of income, for an amount of 418,662 and 293,349, as of December 31, 2019 and 2018, respectively.

The methodology for determination allowance for loan losses from loans and other financing is explained in note 3 (section “Accounting judgments, estimates and assumptions”) and 41 to the consolidated financial statements.

7.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposing to caps on overdrafts and unused agreed credits by the Bank´s customers. Although these transactions are not recognized in the statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and are, therefore, an integral part of the total risk of the Bank. These transactions are detailed in note 7 to the consolidated financial statements.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes. In note 8 to the consolidated financial statements, the Bank discloses the reasons, types of derivative financial transactions performed by the Bank, the notional value and the fair value of the financial instruments recognized as assets or liabilities in the statement of financial position.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 9 to the consolidated financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in the accompanying separate financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets and liabilities recognized at fair value, categorized as level 3:

	As of December 31, 2019
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	1,291,052	91,168	45,408
Transfers to Level 3
Transfers from Level 3
Profit and loss	550,550	10,075	52,306
Recognition and derecognition	(1,026,543)	(78,242)	1,429,080	(*)
Amount at end of the fiscal year	815,059	23,001	1,526,794

(*) It is mainly related to the reclassification from non-current assets held for sale of Prisma Medios de Pago SA. See also note 15.

	As of December 31, 2018
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,634
Recognition and derecognition	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	45,408

In note 9 to the consolidated financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets and liabilities at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of December 31, 2019 and 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2019 and 2018:

	12/31/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	97,397,226	97,397,226			97,397,226
Repo transactions	1,087,916	1,087,916			1,087,916
Other financial assets	3,346,280	3,346,280			3,346,280
Loans and other financing	219,692,935		142,687	193,903,826	194,046,513
Other debt securities	17,652,644	1,562,621	16,638,686	1,220,043	19,421,350
Financial assets delivered as guarantee	10,659,244	9,582,162			9,582,162
	349,836,245	112,976,205	16,781,373	195,123,869	324,881,447

Financial liabilities
Deposits	262,412,422	146,669,416		115,969,567	262,638,983
Repo transactions	1,002,511	1,002,511			1,002,511
Other financial liabilities	19,636,657	18,538,926	1,093,997		19,632,923
Financing received from the BCRA and other financial entities	2,245,645	1,837,376	353,361		2,190,737
Issued corporate bonds	5,525,039		1,380,033	2,658,829	4,038,862
Subordinated corporate bonds	24,311,663		18,339,369		18,339,369
	315,133,937	168,048,229	21,166,760	118,628,396	307,843,385

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	73,780,469	73,780,469			73,780,469
Other financial assets	2,238,769	2,238,769			2,238,769
Loans and other financing	178,652,547		186,951	162,375,447	162,562,398
Other debt securities	8,151,176	173,337	7,165,102	2,749	7,341,188
Financial assets delivered as guarantee	6,602,361	6,570,369	31,992		6,602,361
	269,425,322	82,762,944	7,384,045	162,378,196	252,525,185

Financial liabilities
Deposits	237,560,272	105,878,951		131,778,797	237,657,748
Repo transactions	164,469	164,469			164,469
Other financial liabilities	14,751,700	14,585,602	166,522		14,752,124
Financing received from the BCRA and other financial entities	2,998,010	2,532,284	432,346		2,964,630
Issued corporate bonds	6,388,191		4,992,566		4,992,566
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	277,151,032	123,161,306	17,852,212	131,778,797	272,792,315

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

10.	LEASES

10.1 The Bank as a lessee

As explained in note 10.1 to the consolidated financial statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

2019
As of 01/01/2019	401,037
Additions	383,845
Accretion of interest (see note 27)	85,458
Difference in foreign currency	223,696
Payments	(182,381)
As of 12/31/2019 (see note 17)	911,655

The short term leases for the fiscal year were recognized as expense for an amount of 86,647.

The table below shows the maturity of the lease liabilities as of December 31, 2019:

12/31/2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Lease liabilities	33,278	64,269	88,092	144,490	330,129	171,466	410,060	581,526

10.2 The Bank as a lessor

In note 10.2 to the consolidated financial statements, are detailed the Bank´s transactions when acts a lessor.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2019		12/31/2018
	Total gross investment	Current value of minimum payments	Total gross investment	Current value of minimum payments
Up to 1 year	196,140	160,061	316,573	242,338
From 1 to 5 years	96,094	72,861	253,725	211,198
	292,234	232,922	570,298	453,536

As of December 31, 2019 and 2018, income for non-accrued interests amounted to 59,311 and 115,584, respectively.

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 11 to the consolidated financial statements. For further information, see exhibit E “Detailed information on interest in other companies” to the separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

12.	OTHER FINANCIAL AND NON-FINANCIAL ASSETS

The breakdown of other financial and non-financial assets as of December 31, 2019 and 2018 is as follows:

Other financial assets	12/31/2019	12/31/2018
Sundry debtors (see note 15)	4,659,359	1,739,437
Amounts receivables from spot sales of government securities pending settlements	124,236	253,992
Private securities	23,001	91,168
Amounts receivables from spot sales of foreign currency pending settlements	13,442	235,643
Other	174,678	14,628
Allowances (see note 15)	(1,625,435)	(4,931)
	3,369,281	2,329,937

Other non-financial assets	12/31/2019	12/31/2018
Investment in property (see Exhibit F)	252,187	215,911
Advanced prepayment	234,612	157,675
Tax advances	36,402	146,535
Prepayments for the purchase of assets		159,231
Other	71,408	84,902
	594,609	764,254

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2019 and 2018, amounts and profit or loss related to transactions generated with related parties are as follows:

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

•	Information as of December 31, 2019

	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates	Key management personnel (1)	Other related parties	Total
ASSETS

Cash and deposits in banks	480						480
Other financial assets		117,808					117,808
Loans and other financing (2)
Documents						550,433	550,433
Overdraft					665,405	1,061,073	1,726,478
Credit cards					31,723	23,565	55,288
Leases		3,384				6,850	10,234
Mortgage loans					48,028		48,028
Other loans						334,625	334,625
Guarantees granted						571,462	571,462

Total assets	480	121,192			745,156	2,548,008	3,414,836

LIABILITIES

Deposits	11	900,662	84,018	22,918	13,001,140	406,687	14,415,436
Derivative instruments					82	5,596	5,678

Total liabilities	11	900,662	84,018	22,918	13,001,222	412,283	14,421,114

Income
Interest income		8,187			71,407	178,417	258,011
Interest expense				(3,043)	(653,204)	(169,468)	(825,715)
Commissions income		459	157	154	23	4,482	5,275
Net loss from measurement of financial instruments at fair value through profit or loss					(34,425)	(176,931)	(211,356)
Other operating income	3					26	29
Administrative expenses						(34,360)	(34,360)
Other operating expenses						(86,955)	(86,955)

Income / (loss)	3	8,646	157	(2,889)	(616,199)	(284,789)	(895,071)

(1)	Includes close members family of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2019 for Macro Securities SA, Key management personnel and other related parties amounted to 5,188, 791,502 and 3,598,780, respectively.

•	Information as of December 31, 2018

	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates	Key management personnel (1)	Other related parties	Total
Assets

Cash and deposits in banks	583						583
Other financial assets		25,276		20,660			45,936
Loans and other financing (2)
Documents						331,699	331,699
Overdrafts		6			3,505	143,936	147,447
Credit cards		286			17,149	51,583	69,018
Leases		5,746				1,407	7,153
Personal loans					1,388		1,388
Mortgage loans					54,824	356	55,180
Other loans						232,670	232,670
Guarantees granted						391,699	391,699
Other non-financial assets		83,178					83,178

Total assets	583	114,492		20,660	76,866	1,153,350	1,365,951

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

•	Information as of December 31, 2018

	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Associates		Key management personnel (1)	Other related parties	Total
Liabilities

Deposits	13	270,820	40,253	1,774,149		4,863,135	590,753	7,539,123
Other financial liabilities				101,232		29	514	101,775
Issued corporate bonds		11,231						11,231
Subordinated corporate bonds							46,605	46,605
Other financial liabilities							119	119

Total liabilities	13	282,051	40,253	1,875,381		4,863,164	637,991	7,698,853

Income
Interest income						2.398	58.134	60.532
Interest expense		(3,277)		(191,973)		(395,781)	(24,220)	(615,251)
Commissions income		424	97	112		21	5,592	6,246
Administrative expenses							(9,473)	(9,473)
Other operating expenses				(1,191,868)	(3)		(26,062)	(1,217,930)

Income / (loss)		(2,853)	97	(1,383,729)		(393,362)	3,971	(1,775,876)

(1)	Includes close members family of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of December 31, 2018 for Macro Bank Limited, Macro Securities SA, Associates, Key management personnel and other related parties amounted to 0, 7,216, 0,79,066 and 1,533,270, respective
(3)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

Transactions generated by the Bank with other related parties to it for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2019 and 2018, totaled 179,148 and 105,755 respectively.

In addition, fees received by the Directors as of December 31, 2019 and 2018 amounted to 1,710,824 and 619,884 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	12/31/2019	12/31/2018
Board of Directors	13	14
Senior manager of the key management personnel	10	10
	23	24

14.	MODIFICATION OF FINANCIAL ASSETS

The financial assets modified during the fiscal year and their new gross carrying amounts are described in note 14 to the consolidated financial statements. The net income for the modification is detailed in note 27.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

15.	NON-CURRENT ASSETS HELD FOR SALE – PRIMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of December 31, 2019 and 2018 is described in note 15 to the consolidated financial statements.

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the fiscal years ended on December 31, 2019 and 2018.

The expected terms to settle these obligations are detailed in note 16 to the consolidated financial statements.

17.	OTHER FINANCIAL AND NON-FINANCIAL LIABILITIES

The breakdown of other financial and non-financial liabilities as of December 31, 2019 and 2018 is as follows:

Other financial liabilities	12/31/2019	12/31/2018
Credit and debit card settlement - due to merchants	13,479,768	10,198,945
Payments orders pending settlement foreign exchange	2,049,119	1,594,191
Collections and other transactions on account and behalf others	1,572,868	739,966
Finance leases liabilities	911,655
Amounts payable for spot purchases of other pending settlement	26,500	284,535
Amounts payable for spot purchases of foreign currency pending settlement	23,130	693,131
Amounts payable for spot purchases of government securities pending settlement	13,671	146,910
Other	1,559,946	1,094,022
	19,636,657	14,751,700

Other non-financial liabilities	12/31/2019	12/31/2018
Salaries and payroll taxes payables (see note 38.1)	3,655,726	1,642,115
Withholdings	2,304,319	1,387,441
Taxes payables	1,895,286	1,372,317
Miscellaneous payables	946,753	607,796
Fees payables	475,065	140,036
Retirement pension payment orders pending settlement	332,044	255,331
Other	464,415	431,015
	10,073,608	5,836,051

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2019 and 2018:

Short-term employee benefits	12/31/2019	12/31/2018
Salaries, gratifications and social security contributions	2,318,265	808,326
Vacation accrual	1,337,461	833,789
Total short-term employee benefits	3,655,726	1,642,115

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2019 and 2018.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2019 and 2018:

12/31/2019	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	97,397,226
Debt securities at fair value through profit or loss		500,037	232,934	67,708	45,861	846,540	3,950,395	366,848	4,317,243
Derivative instruments		50,685				50,685
Repo transactions		1,087,916				1,087,916
Other financial assets	2,436,152	597,594	2,166	284,621		884,381		48,748	48,748
Loans and other financing (1)	2,702,325	90,409,413	21,717,769	14,961,666	16,652,253	143,741,101	26,797,013	46,452,496	73,249,509
Other debt securities		46,148,657	3,328,119	3,502,863	9,999,546	62,979,185	209,546	479,887	689,433
Financial assets delivered as guarantee	9,582,162	1,077,082				1,077,082
Investment in equity instruments	1,536,146
Total assets	113,654,011	139,871,384	25,280,988	18,816,858	26,697,660	210,666,890	30,956,954	47,347,979	78,304,933

Liabilities
Deposits	142,292,303	90,728,654	25,189,418	3,212,952	937,365	120,068,389	41,350	10,380	51,730
Derivative instruments		293,136	341,147	134,449		768,732
Repo transactions		1,002,511				1,002,511
Other financial liabilities		18,539,813	95,375	100,650	162,933	18,898,771	310,325	427,561	737,886
Financing received from the BCRA and other financial entities		1,027,434	816,684	136,171	79,319	2,059,608	147,466	38,571	186,037
Issued Corporate bonds		188,928		61,191		250,119	2,434,000	2,840,920	5,274,920
Subordinated corporate bonds				353,663		353,663		23,958,000	23,958,000
Total Liabilities	142,292,303	111,780,476	26,442,624	3,999,076	1,179,617	143,401,793	2,933,141	27,275,432	30,208,573

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

12/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	73.780.469
Debt securities at fair value through profit or loss		826.682	144.631	167.469	210.324	1.349.106	262.339	549.670	812.009
Derivative instruments		13.098	1.457			14.555
Other financial assets	1.354.255	802.846	7.585	99.041		909.472	66.210		66.210
Loans and other financing (1)	1.208.855	50.819.449	20.144.226	19.773.373	21.191.068	111.928.116	19.375.594	46.139.982	65.515.576
Other debt securities		55.069.908		788.926		55.858.834	7.209.169	379.555	7.588.724
Financial assets delivered as guarantee	6.570.369	182.448				182.448
Investment in equity instruments	50.185
Total assets	82.964.133	107.714.431	20.297.899	20.828.809	21.401.392	170.242.531	26.913.312	47.069.207	73.982.519
Liabilities
Deposits	102.997.566	94.033.866	32.469.390	6.825.953	1.162.963	134.492.172	57.839	12.695	70.534
Derivative instruments		1.019		350		1.369
Repo transactions		164.469				164.469
Other financial liabilities		14.567.970	17.924	8.206	11.525	14.605.625	18.973	127.102	146.075
Financing received from the BCRA and other financial entities		423.291	907.790	1.054.312	442.273	2.827.666	62.921	107.423	170.344
Issued Corporate bonds		236.792		69.847		306.639		6.081.552	6.081.552
Subordinated corporate bonds				165.070		165.070		15.123.320	15.123.320
Total Liabilities	102.997.566	109.427.407	33.395.104	8.123.738	1.616.761	152.563.010	139.733	21.452.092	21.591.825

(1)	The amounts included in “without due date”, are related with the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 20 to the consolidated financial statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Act 27430, amended by Acts 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively, and;

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of December 31, 2019, all the conditions established by the income tax Act to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law.

b)	Income tax rate

The Law No. 27541 (see note 42 to the consolidated financial statements) suspends, up to fiscal years beginning on January 1, 2019 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. For fiscal years beginning on January 1, 2022, the income rate will be 25%.

c)	The main items of deferred tax

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the statement of financial position are as follows:

	12/31/2019	12/31/2018
Deferred tax assets
Inflation adjustment on deferred income tax	5,355,081
Loans and other financing	933,587	1,063,151
Allowances for contingencies	436,873	277,445
Provisions and employee benefits	386,067	256,204
Other financial assets	359,587	793
Total deferred tax assets	7,471,195	1,597,593
Deferred tax liabilities
Property, plant and equipment	1,162,596	1,190,274
Intangible assets	615,420	385,309
Investments in other companies	383,069	41,677
Income for forward sales	233,224
Other financial and non-financial liabilities	208,555	188,731
Total deferred tax liabilities	2,602,864	1,805,991

Deferred tax assets / (liabilities)	4,868,331	(208,398)

Changes in net deferred tax assets and liabilities as of December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Net deferred tax liabilities at beginning of year	(208,398)	(389,934)
Profit for deferred taxes recognized in total comprehensive income	5,106,739	214,445
Other tax effects	(30,010)	(32,909)
Net deferred tax assets / (liabilities) at fiscal year end	4,868,331	(208,398)

The income tax recognized in the statement of income and in the statement of other comprehensive income differs from the income tax to be recognized if all income were subject to the current tax rate.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

	12/31/2019	12/31/2018
Income carrying amount before income tax	48,636,518	22,405,155
Applicable income tax rate	30%	30%
Income tax on income carrying amount	14,590,955	6,721,547
Net permanent differences and other tax effects including the fiscal inflation adjustment	(6,754,213)	(45,635)
Total income tax	7,836,742	6,675,912

As of December 31, 2019 and 2018, the effective income tax rate is 16.1% and 29.8%, respectively.

22.	COMMISSIONS INCOME

Description	12/31/2019	12/31/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	9,087,839	7,312,018
Commissions related to credit cards	4,878,265	3,346,468
Commissions related to insurance	952,491	719,012
Commissions related to trading and foreign exchange transactions	373,981	227,172
Commissions related to loans and other financing	129,961	69,614
Commissions related to securities value	91,551	83,973
Commissions related to financial guarantees granted	2,865	326
Performance obligations satisfied over certain time period
Commissions related to credit cards	220,827	133,006
Commissions related to trading and foreign exchange transactions	29,732	16,795
Commissions related to loans and other financing	8,224	4,905
Commissions related to obligations	2,223	4,447
Commissions related to financial guarantees granted	1,885	743
	15,779,844	11,918,479

23.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	12/31/2019	12/31/2018
Translation of foreign currency assets and liabilities into pesos	(86,758)	(2,854,801)
Income from foreign currency exchange	3,054,405	1,343,570
	2,967,647	(1,511,231)

24.	OTHER OPERATING INCOME

Description	12/31/2019	12/31/2018
Sale of non-current assets held for sale (see note 15)	2,300,306
Services	1,266,709	567,537
Adjustments and interest from other receivables	514,881	221,202
Derecognition or substantial modification of financial liabilities	345,239	594,424
Sale of investment property and other non-financial assets	206,860	161,058
Adjustments from other receivables with CER clauses	133,849
Initial recognition of loans	96,429	53,282
Sale of property, plant and equipment		38,753
Other	832,552	641,047
	5,696,825	2,277,303

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

25.	EMPLOYEE BENEFITS

Description	12/31/2019	12/31/2018
Remunerations	11,953,850	7,701,304
Payroll taxes (see note 38.1)	3,488,922	1,493,142
Compensations and bonuses to employees	1,420,550	724,699
Employee services	405,992	257,556
	17,269,314	10,176,701

26.	ADMINISTRATIVE EXPENSES

Description	12/31/2019	12/31/2018
Fees to directors and statutory auditors	1,713,676	700,577
Maintenance, conservation and repair expenses	1,416,255	903,283
Armored truck, documentation and events	1,415,436	830,919
Taxes	1,222,214	884,374
Security services	972,579	709,935
Electricity and communications	972,260	591,664
Other fees	803,179	535,696
Software	668,414	415,950
Advertising and publicity	400,675	314,176
Representation, travel and transportation expenses	145,673	101,802
Leases	178,028	326,235
Insurance	97,773	59,060
Stationery and office supplies	82,950	54,902
Hired administrative services	3,526	7,090
Other	377,212	291,134
	10,469,850	6,726,797

27.	OTHER OPERATING EXPENSES

Description	12/31/2019	12/31/2018
Turnover tax	8,381,699	5,779,564
For credit cards	3,009,613	1,990,174
Modification of financial assets (see note 14)	2,565,560
Charges for other provisions	1,191,929	1,103,851
Taxes (see note 38.1)	1,010,101	1,008
Deposit guarantee fund contributions	467,900	305,437
Donations	243,877	85,014
Interest on the lease liability	85,458
Insurance claims	49,069	54,706
Loss from sale or impairment of investments in properties and other non-financial assets	12,576
Other	1,215,020	943,914
	18,232,802	10,263,668

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	12/31/2019	12/31/2018
Cash and deposits in banks	97,397,226	73,780,469
Other debt securities	45,932,119	55,069,908
	143,329,345	128,850,377

29.	CAPITAL STOCK

The composition of the Bank’s capital stock is disclosed in exhibit K “Composition of capital stock” to the accompanying separate financial statements.

Additionally, note 29 to the consolidated financial statements presents the changes in the Bank’s capital stock.

30.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the consolidated financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.300% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11816 issued on February 28, 2019.

31.	RESTRICTED ASSETS

As of December 31, 2019 and 2018 the following Bank’s assets are restricted:

Item	12/31/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	150,907	64,703
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB Loan No. 3174/OC-AR.	117,332	108,633
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	96,364	92,659
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033, for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV.	21,664	14,620
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing IBD Loan of the Province of San Juan No. 2763/OC-AR.	3,434	6,609

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

Item (contd.)	12/31/2019	12/31/2018

• National treasury bills in pesos adjusted by CER, maturing 2021 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV		10,378
Subtotal Debt securities at fair value through profit or loss and other debt securities	389,701	297,602

Other financial assets
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in turnover tax	827	827
Subtotal other financial assets	827	827

Loans and other financing – Non-financial sector and foreign residents
• Interests derived from contributions made as contributing partner (2)		10,000
Subtotal loans and other financing – Non-financial private sector and foreign residents		10,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	7,438,646	5,719,689
• Forward purchase for repo transactions	1,077,082	182,448
• Guarantee deposits related to credit and debit card transactions	806,613	747,487
• Other guarantee deposits	1,336,903	103,193
Subtotal Other financial assets delivered as guarantee	10,659,244	6,752,817

Other non-financial assets
• Real property related to call options sold	245,381	73,006
Subtotal Other non-financial assets	245,381	73,006
Total	11,295,153	7,134,252

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They correspond to the following risk funds: Los Grobo SGR Risk Fund as of December 31, 2018.

32.	TRUST AGREEMENTS

Note 33 to the consolidated financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

32.1	Financial trusts for investment purposes

As of December 31, 2019 and 2018 the debt securities with investment purposes and certificate of participation in financial trusts total 1,936,980 and 1,383,743, respectively.

According to the latest accounting information available as of the date of issuance of these separate financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

32.2	Trusts created using financial assets transferred by the Bank (Securitization)

As December 31, 2019 and 2018, considering the latest available accounting information as of the date of the accompanying separate financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 9,154 and 69,444, respectively.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

32.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of the accompanying separate financial statements, the assets managed by the Bank amount to 1,026,352 and 269,507, respectively.

32.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2019 and 2018, considering the latest available accounting information as of the date of the accompanying financial statements, the assets managed by the Bank amount to 1,943,911 and 1,480,540, respectively.

33.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 34.3 to the consolidated financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, for the different categories of agents in which the Bank is registered, amounting to 21,000 as of December 31, 2019, and the minimum statutory guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 31 to the these separated financial statements and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 34.2 to the consolidated financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

34.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2019 are described in note 35 to the consolidated financial statements.

35.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36 to the consolidated financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA

-	Penalties applied by the BCRA

-	Penalties applied by the UIF

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

36.	ISSUANCE OF CORPORATE BONDS

Note 37 to the consolidated financial statements describes liabilities for corporate bonds recognized by the Bank as December 31, 2019 and 2018, under the terms and values therein expressed.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

The corporate bond liabilities recorded by Banco Macro SA in these separate financial statements amount to:

Corporate Bonds	Original value	Residual face value as of 12/31/2019	12/31/2019	12/31/2018
Subordinated Resettable – Class A	USD 400,000,000	USD 400,000,000	24,311,663	15,288,390

Non-subordinated – Class B	Ps. 4,620,570,000	Ps. 2,889,191,000	2,902,111	3,460,899

Non-subordinated – Class C	Ps. 3,207,500,000	Ps. 3,207,500,000	2,622,928	2,927,292

Total			29,836,702	21,676,581

37.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 7, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of December 31, 2019 and 2018:

Item	12/31/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	68,253,047	67,446,582

Preferred and other collaterals received from customers (1)	55,540,563	45,544,953

Outstanding checks not yet paid	8,021,022	3,353,434

Checks already deposited and pending clearance	3,017,045	1,680,896

 (1)   Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

38.	TAX AND OTHER CLAIMS

38.1.	Tax claims

Note 39.1 to the consolidated financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency (AFIP, for its acronym in Spanish) and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying separate financial statements.

38.2.	Other claims

Note 39.2. to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying separate financial statements.

39.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the consolidated financial statements describes the main legal provisions regulating the restriction on profit distribution.

As of December 31, 2019, the related adjustments to be made on unappropriated retained earnings are as follows:

i.   Legal earnings reserve 8,159,955.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

ii.	Debit amounts of the accounting items recognized in “Other comprehensive income” 346,414.

iii.	The positive net difference between the amortized cost and the fair value 9,786.

40.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the consolidated financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

41.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 42 to the consolidated financial statements.

42.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the reporting period and the issuance of the accompanying separate financial statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in the accompanying separate financial statements.

43.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of pesos)

		Holdings				Position
		12/31/2019			12/31/2018	12/31/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	3,923,304	77,240	3,923,304		3,923,304
Bonds Par denominated in pesos - Maturity: 12-31-2038	45695		1	170,419	36,656	170,419		170,419
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	131,760	2,274	131,760		131,760
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	71,286	48,396	71,286		71,286
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	2571		1	27,599	169,663	27,599		27,599
Federal government treasury bonds in US dollars at 8.75% - Maturity: 05-07-2024	5458		1	9,451	61,833	9,451		9,451
Bonds Par denominated in US dollars Argentina Law - Maturity: 12-31-2038	45699		1	4,147		4,147		4,147
Federal government bonds in US dollars at 8% - Maturity: 10-08-2020	5468		1	3,300	34,844	3,300		3,300
Federal government treasury bonds in pesos adjustment by CER- Maturity: 03-06-2023	5324		2	3,209	5,622	3,209		3,209
Federal government bonds in pesos- Badlar Private + 200 Basic Points - Maturity: 04-03-2022	5480		1	2,421	38,419	2,421		2,421
Other				1,828	387,647	1,828		1,828
Subtotal local government securities				4,348,724	862,594	4,348,724		4,348,724

Private securities
Debt Securities in Financial Trusts Consubond	80036		3	354,317	377,725	354,317		354,317
Debt Securities in Financial Trusts Surcos	80035		3	105,308		105,308		105,308
Debt Securities in Financial Trusts Agrocap	80038		3	94,822	130,735	94,822		94,822
Debt Securities in Financial Trusts Secubono Series 191 - Maturity: 06-29-2020	54375		3	84,339		84,339		84,339
Debt Securities in Financial Trusts Secubono	80037		3	68,271	79,203	68,271		68,271
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425		3	30,193	48,366	30,193		30,193
Debt Securities in Financial Trusts Secubono Series 189 - Maturity: 03-30-2020	54228		3	22,198		22,198		22,198
Debt Securities in Financial Trusts Secubono Series 191 Class B - Maturity: 07-28-2020	54376		3	12,062		12,062		12,062
Debt Securities in Financial Trusts Secubono Series 190 Class A- Maturity: 04-28-2020	54318		3	11,169		11,169		11,169
Debt Securities in Financial Trusts Secubono Series 190 Class B- Maturity: 06-29-2020	54319		3	7,401		7,401		7,401
Other				24,979	662,492	24,979		24,979
Subtotal local private securities				815,059	1,298,521	815,059		815,059

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				5,163,783	2,161,115	5,163,783		5,163,783

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

			Holdings				Position
			12/31/2019			12/31/2018	12/31/2019
				Fair			Position
			Fair	value	Book	Book	without		Final
Name		Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income -Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696		1	83,855	144,844	83,855		83,855
International bonds of the Argentina Republic in US dollars at 7.125% - Maturity: 06-28-2117		92208				81,630
Subtotal local government securities					83,855	226,474	83,855		83,855

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2020		80012		1	14,782,386		14,782,386		14,782,386
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2020		80015		1	11,308,111		11,308,111		11,308,111
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-08-2020		80016		2	9,893,453		9,893,453		9,893,453
Liquidity letters of Central Bank of Argentina in pesos - Maturity:01-06-2020		80014		1	7,955,921		7,955,921		7,955,921
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-02-2020		80010		1	1,992,248		1,992,248		1,992,248
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2019		80046				15,546,415
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-08-2019		80046				13,787,546
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-02-2019		80046				12,404,850
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2019		80046				7,926,384
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2019		80046				5,404,713

Subtotal Central Bank of Argentina Bills					45,932,119	55,069,908	45,932,119		45,932,119

Total Other debt securities measured at fair value though other comprehensive income					46,015,974	55,296,382	46,015,974		46,015,974

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020		5330	8,007,622	2	7,973,994	7,991,383	8,795,093		8,795,093
National treasury bills coupon capitalized in pesos - Maturity: 02-26-2020	(2)	5349	1,781,524	1	1,502,176		1,502,176		1,502,176
National treasury bills capitalized in pesos - Maturity: 11-15-2019	(1) and (2)	5343	1,591,070	1	1,437,896		1,437,896		1,437,896
National treasury bills capitalized in pesos - Maturity: 05-29-2020	(1)	5341	1,524,395	1	1,222,188		1,222,188		1,222,188
National treasury bills coupon capitalized in pesos - Maturity: 03-11-2020	(2)	5351	1,095,676	1	883,292		1,078,036		1,078,036
National treasury bills capitalized in pesos - Maturity: 10-31-2019	(1)	5269	808,877	1	783,211		783,211		783,211
National treasury bills capitalized in pesos - Maturity: 10-11-2019	(1) and (2)	5340	394,484	1	386,422		386,422		386,422
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696	314,778	1	321,426	157,044	321,426		321,426
National treasury bills capitalized in pesos - Maturity: 07-31-2020		5284	298,939	1	230,388		230,388		230,388
Federal government treasury bonds adjustment by CER - Maturity: 08-30-2019	(1)	5290	227,879	1	173,458		173,458		173,458
Other					48,787		110,026		110,026
Subtotal local government securities					14,963,238	8,148,427	16,040,320		16,040,320

Private securities
Debt Securities in Financial Trusts Megabono Series 214 Class A - Maturity: 09-28-2020		54458	310,304	3	292,029		292,029		292,029
Debt Securities in Financial Trusts Garbarino Series 153 Class B - Maturity: 06-10-2020		54404	145,563	3	119,932		119,932		119,932
Corporate Bonds Banco Galicia S.A. Class 005 Series 001 -Maturity: 04-26-2020		53477	123,696	2	118,691		118,691		118,691
Debt Securities in Financial Trusts Secubono Series 192 Class A - Maturity: 07-28-2020		54392	107,749	3	95,675		95,675		95,675
Corporate Bonds YPF Class 017 -Maturity: 04-30-2020		38562	120,485	2	94,049		94,049		94,049
Debt Securities in Financial Trusts Secubono Series 194 Class A - Maturity: 08-28-2020		54503	112,141	3	90,933		90,933		90,933
Corporate Bonds Volkswagen Financial Services Class 004 -Maturity: 02-27-2020		54076	105,208	2	89,077		89,077		89,077
Debt Securities in Financial Trusts Secubono Series 193 Class A - Maturity: 07-28-2020		54447	98,654	3	87,777		87,777		87,777
Debt Securities in Financial Trusts Secubono Series 195 Class A - Maturity: 10-28-2020		54564	80,302	3	79,722		79,722		79,722
Corporate Bonds Province of Buenos Aires Bank Class 012 -Maturity: 02-15-2020		42075	92,547	2	74,856		74,856		74,856
Other					1,546,665	2,749	1,546,665		1,546,665
Subtotal local private securities					2,689,406	2,749	2,689,406		2,689,406
Total Other debt securities measured at cost amortized					17,652,644	8,151,176	18,729,726		18,729,726
TOTAL OTHER DEBT SECURITIES					63,668,618	63,447,558	64,745,700		64,745,700

(1)The maturities disclosed are related to conditions of original issuance. See additionally Notes 14 and 42 to the consolidated financial statements.

(2) On January 22, 2020, the Bank provided this kind at exchange mentioned in Note 42 to the consolidated financial statements, generating a global profit for such exchange of 701,307.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

			Holdings				Position
			12/31/2019			12/31/2018	12/31/2019
				Fair			Position
			Fair	value	Book	Book	without		Final
Name	Local	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA		80033		3	1,420,696		1,420,696		1,420,696
Mercado Abierto Electrónico SA		80026		3	51,954	25,078	51,954		51,954
Matba Rofex SA		80034		3	11,549		11,549		11,549
Argentina Clearing SA		80028		3	10,443	4,569	10,443		10,443
C.O.E.L.S.A		80027		3	9,605	4,826	9,605		9,605
Mercado a Término Rosario SA		80023		3	9,189	3,663	9,189		9,189
Sedesa		80018		3	6,972	3,975	6,972		6,972
Provincanje SA		80030		3	2,435	758	2,435		2,435
Proin SA		80022		3	1,478	513	1,478		1,478
Sanatorio Las Lomas SA		80020		3	694	600	694		694
Other					510	457	510		510
Subtotal local					1,525,525	44,439	1,525,525		1,525,525

- Foreign
Banco Latinoamericano de Comercio Exterior SA		80031		1	9,352	4,777	9,352		9,352
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		80032		3	1,269	969	1,269		1,269
Subtotal foreign					10,621	5,746	10,621		10,621
Total measured at fair value through profit or loss					1,536,146	50,185	1,536,146		1,536,146
TOTAL EQUITY INSTRUMENTS					1,536,146	50,185	1,536,146		1,536,146
TOTAL GOVERNMENT AND PRIVATE SECURITIES					70,368,547	65,658,858	71,445,629		71,445,629

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

  CLASSIFICATION OF LOANS AND OTHER FINANCING

   BY SITUATION AND COLLATERAL RECEIVED

  AS OF DECEMBER 31, 2019 AND 2018

  (Translation of the Financial statements originally issued in Spanish – See Note 43)

  (Figures expressed in thousands of Pesos)

	12/31/2019	12/31/2018
COMMERCIAL
In normal situation	102,160,564	69,846,770
With senior “A” collateral and counter-collateral	3,359,768	2,554,501
With senior “B” collateral and counter-collateral	10,986,594	8,458,494
Without senior collateral or counter-collateral	87,814,202	58,833,775
Subject to special monitoring	257,423	213,632
In observation
With senior “A” collateral and counter-collateral		3,226
With senior “B” collateral and counter-collateral		68,007
Without senior collateral or counter-collateral	514	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
With senior “B” collateral and counter-collateral	96,864
Without senior collateral or counter-collateral	160,045	57,002
Troubled	70,818	633,432
With senior “B” collateral and counter-collateral	10,500	179,598
Without senior collateral or counter-collateral	60,318	453,834
With high risk of insolvency	1,313,588	283,394
With senior “A” collateral and counter-collateral	8,671	1,223
With senior “B” collateral and counter-collateral	308,809	182,130
Without senior collateral or counter-collateral	996,108	100,041
Irrecoverable	5,665
With senior “A” collateral and counter-collateral	416
Without senior collateral or counter-collateral	5249
Subtotal Commercial	103,808,058	70,977,228

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

  CLASSIFICATION OF LOANS AND OTHER FINANCING

   BY SITUATION AND COLLATERAL RECEIVED

  AS OF DECEMBER 31, 2019 AND 2018

  (Translation of the Financial statements originally issued in Spanish – See Note 43)

  (Figures expressed in thousands of Pesos)

	12/31/2019	12/31/2018
CONSUMER AND MORTGAGE
Performing	122,406,372	108,845,936
With senior “A” collateral and counter-collateral	2,393,239	2,959,968
With senior “B” collateral and counter-collateral	14,278,725	14,552,408
Without senior collateral or counter-collateral	105,734,408	91,333,560
Low risk	1,652,796	2,074,849
With senior “A” collateral and counter-collateral	16,681	48,130
With senior “B” collateral and counter-collateral	181,837	192,993
Without senior collateral or counter-collateral	1,454,278	1,833,726
Medium risk	1,397,561	1,420,894
With senior “A” collateral and counter-collateral	13,332	16,916
With senior “B” collateral and counter-collateral	129,993	79,214
Without senior collateral or counter-collateral	1,254,236	1,324,764
High risk	1,580,435	961,047
With senior “A” collateral and counter-collateral	26,828	13,707
With senior “B” collateral and counter-collateral	132,450	39,126
Without senior collateral or counter-collateral	1,421,157	908,214
Irrecoverable	432,020	234,151
With senior “A” collateral and counter-collateral	9,332	1,260
With senior “B” collateral and counter-collateral	142,963	26,998
Without senior collateral or counter-collateral	279,725	205,893
Irrecoverable according to Central Bank's rules	248	904
Without senior collateral or counter-collateral	248	904
Subtotal consumer and mortgage	127,469,432	113,537,781
Total	231,277,490	184,515,009

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the separated statement of financial position is listed below:

	At 12/31/2019	At 12/31/2018
Loans and other financing	219,692,935	178,652,547
+ Allowances for loans and other financing	5,905,321	4,158,446
+ Adjustment IFRS (adjustment amortized cost and fair value)	113,806	257,071
+ Debt securities of financial trust - Measured at amortized cost	1,100,662	2,749
+ Corporate bonds	1,614,818
Guarantees provided and contingent liabilities	2,849,948	1,444,196
Total computable items	231,277,490	184,515,009

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	12/31/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	37,974,782	16.42	19,431,965	10.53
50 next largest customers	35,650,584	15.41	22,338,631	12.11
100 next largest customers	15,443,001	6.68	13,582,098	7.36
Other customers	142,209,123	61.49	129,162,315	70.00
Total (1)	231,277,490	100.00	184,515,009	100.00

(1) See reconciliation in Exhibit B.

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

 BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non- financial government sector		2,734,557	647,071	764,311	1,837,175	3,027,704	2,020,860	11,031,678
Financial sector		1,835,332	2,206,616	471,817	631,406	892,996	5,467	6,043,634
Non- financial private sector and foreign residents	3,609,426	90,697,104	26,713,426	24,245,279	30,284,922	43,675,241	67,383,281	286,608,679

Total	3,609,426	95,266,993	29,567,113	25,481,407	32,753,503	47,595,941	69,409,608	303,683,991

 BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non- financial government sector		156,275	403,613	434,592	745,089	968,517	323,784	3,031,870
Financial sector		1,097,205	1,733,758	1,205,293	1,698,740	598,110	22,143	6,355,249
Non- financial private sector and foreign residents	1,897,066	52,336,837	23,222,675	25,437,941	30,821,360	35,322,463	69,688,693	238,727,035

Total	1,897,066	53,590,317	25,360,046	27,077,826	33,265,189	36,889,090	70,034,620	248,114,154

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT E

 DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

							Information of the issuer
	Shares of interest							Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2019	Amount 12/31/2018	Main business activity	Year-end date / Period	Capital stock	Shareholders' equity	Income for the year / Period
In financial institutions
- Subsidiaries
Foreign
Macro Bank Limited	Common	1	1	39,816,899	1,982,955	1,417,060	Financial institution	12-31-19	86,501	1,982,955	565,895
Subtotal foreign					1,982,955	1,417,060

Total in financial institutions subsidiaries					1,982,955	1,417,060

Total in financial institutions					1,982,955	1,417,060

In complementary services companies
- Subsidiaries
Local
Macro Securities SA	Common	1	1	12,776,680	1,129,660	834,927	Brokerage house	12-31-19	12,886	1,199,194	319,796
Macro Fondos SGFCISA	Common	1	1	327,183	69,870	54,067	Management company of FCI	12-31-19	1,713	368,650	230,860
Macro Fiducia SA	Common	1	1	46,935,318	59,579	28,373	Services	12-31-19	47,387	53,430	2,247
Argenpay SAU	Common	1	1	7,7000,000	6,869		Services electronics pay	12-31-19	7,700	7,151	(1,296)
Subtotal local					1,265,978	917,367
Total in complementary services subsidiary Companies					1,265,978	917,367

Associates and joint ventures
Local
Joint Ventures (UTE)					145,151	108,031	Management of tax services
Subtotal local					145,151	108,031

Total in complementary services associates companies and join ventures					145,151	108,031

Total in complementary services companies					1,411,129	1,025,398

In other associates
- Associates and joint ventures
Local
Macro Warrants S.A.	Common	1	1	50,000	1,180	792	Issue of warrants	09-30-19	1,000	23,609	4,075
Subtotal local					1,180	792
Total in other associates					1,180	792

Total investments in other companies					3,395,264	2,443,250

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	7,368,876	50	1,028,097	25,837	340,878	16,122	143,465	468,221	7,902,915
Furniture and facilities	626,431	10	327,528	30,255	172,268	29,857	67,163	209,574	714,130
Machinery and equipment	1,513,294	5	467,255	420,309	779,357	419,821	286,711	646,247	913,993
Vehicles	132,005	5	75,866	39,365	82,712	13,584	26,050	95,178	73,328
Work in progress	724,223	5	1,183,621	1,239,018	0	0	0	0	668,826
Right of use			990,183	72,329	0	20,702	228,344	207,642	710,212
Total property, plant and equipment (1)	10,364,829		4,072,550	1,827,113	1,375,215	500,086	751,733	1,626,862	10,983,404

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	5,256,944	50	2,856,372	744,440	421,652	176,471	95,697	340,878	7,027,998
Furniture and facilities	363,075	10	269,638	6,282	133,378	9	38,517	171,886	454,545
Machinery and equipment	1,044,675	5	585,202	116,583	569,582		210,157	779,739	733,555
Vehicles	113,845	5	34,841	16,681	77,250	13,940	19,348	82,658	49,347
Work in progress	2,576,980		1,556,054	3,408,811	0	0	0	0	724,223
Total property, plant and equipment (1)	9,355,519		5,302,107	4,292,797	1,201,862	190,420	363,719	1,375,161	8,989,668

(1) During the fiscal year 2019 and 2018, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo Chairperson

                  EXHIBIT F

                  (Continued)

 CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties	90,485	50			8,127		1,029	9,156	81,329
Other investment properties	139,783	50	261,755	222,582	6,176	187	2,109	8,098	170,858
Total investment property (1)	230,268		261,755	222,582	14,303	187	3,138	17,254	252,187

 CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties		50	90,485		8,027		100	8,127	82,358
Other investment properties	645,334	50	258,330	763,881	19,405	18,680	5,505	6,230	133,553
Total investment property (1)	645,334		348,815	763,881	27,432	18,680	5,605	14,357	215,911

(1) During the fiscal year 2019 and 2018, this item observed transfers to and from property, plant and equipment and/or non- current assets held for sale.

Delfín Jorge Ezequiel Carballo Chairperson

                        EXHIBIT G

 CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	600,446	5	401,670	156,839	272,739	153,890	147,050	265,899	579,378
Other intangible assets	1,885,552	5	966,947	369,303	812,708	331,494	459,221	940,435	1,542,761
Total intangible assets (1)	2,485,998		1,368,617	526,142	1,085,447	485,384	606,271	1,206,334	2,122,139

 CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	344,671	5	256,269	494	195,766	4	66,425	262,187	338,259
Other intangible assets	1,204,435	5	754,085	72,968	525,721		297,539	823,260	1,062,292
Total intangible assets (1)	1,549,106		1,010,354	73,462	721,487	4	363,964	1,085,447	1,400,551

(1) During the fiscal year 2019 and 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo Chairperson

          EXHIBIT H

 DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	12/31/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	24,864,908	9.48	19,840,988	8.35
50 next largest customers	12,630,105	4.81	17,271,242	7.27
100 next largest customers	9,579,075	3.65	10,956,612	4.61
Other customers	215,338,334	82.06	189,491,430	79.77
Total	262,412,422	100.00	237,560,272	100.00

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures expressed in thousands of Pesos)

	Remaining terms to maturity
					Over 12
		Over 1 month	Over 3 months	Over 6 months	months and
		and up to 3	and up to 6	and up to 12	up to 24	Over 24
Item	Up to 1 month	months	months	months	months	months	Total
Deposits	233,957,986	26,115,912	3,473,109	1,027,584	53,535	22,672	264,650,798

From the non- financial government sector	16,875,269	778,208	42,757	2,080			17,698,314
From the financial sector	314,162						314,162
From the non- financial private sector and foreign residents	216,768,555	25,337,704	3,430,352	1,025,504	53,535	22,672	246,638,322

Derivative instruments	293,136	341,147	134,449				768,732

Repo transactions	1,002,612						1,002,612

Other financial institutions	1,002,612						1,002,612

Other Financial Liabilities	18,540,561	97,344	103,406	167,520	324,454	429,745	19,663,030

Financing received from the Central Bank of Argentina and other financial institutions	1,031,099	830,067	150,581	98,185	169,657	45,817	2,325,406

Issued corporate bonds	320,280		514,980	739,479	3,364,160	3,089,501	8,028,400

Subordinated corporate bonds			808,582	808,583	1,617,165	32,850,011	36,084,341

Total	255,145,674	27,384,470	5,185,107	2,841,351	5,528,971	36,437,746	332,523,319

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

ANEXO I
(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Remaining terms to maturity

					Over 12
		Over 1 month	Over 3 months	Over 6 months	months and
		and up to 3	and up to 6	and up to 12	up to 24	Over 24
Item	Up to 1 month	months	months	months	months	months	Total
Deposits	198,062,740	33,817,014	7,493,854	1,310,113	64,511	15,985	240,764,217

From the non-financial government sector	17,319,378	1,670,962	639,754	46,091	206		19,676,391
From the financial sector	148,275						148,275
From the non-financial private sector and foreign residents	180,595,087	32,146,052	6,854,100	1,264,022	64,305	15,985	220,939,551

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other financial institutions	164,667						164,667

Other financial liabilities	14,572,293	18,936	9,668	14,045	22,435	141,539	14,778,916

Financing received from the Central Bank of Argentina and other financial institutions	726,795	918,813	1,083,024	470,177	87,151	125,173	3,411,133

Issued corporate bonds	362,870		651,698	1,018,512	2,037,024	7,689,554	11,759,658

Subordinated corporate bonds			510,412	510,412	1,020,824	21,248,264	23,289,912

Total	213,890,384	34,754,763	9,749,006	3,323,259	3,231,945	29,220,515	294,169,872

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures expressed in thousands of Pesos)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	12/31/2019
For Administrative, disciplinary and criminal penalties	718	50	0	50	718
Other	1,045,176	1,012,527	18,045	584,132	1,455,526
Total Provisions	1,045,894	1,012,577	18,045	584,182	1,456,244

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2018
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures expressed in thousands of Pesos)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal penalties	718	0	0	0	718
Other	694,201	1,103,870	17,424	735,471	1,045,176
Total Provisions	694,919	1,103,870	17,424	735,471	1,045,894

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2019
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures expressed in thousands of Pesos)

Shares				Capital Stock
	Stock	Face	Votes per	Issued
Class	number	value	share	outstanding	In treasury	Paid in

Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,177,738	1	1	628,177		628,177

Total	639,413,408			639,413		639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Shares				Capital Stock

	Stock	Face	Votes per	Issued	In treasury
Class	number	value	share	outstanding	(1)	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	658,427,351	1	1	629,479	28,948	658,427

Total	669,663,021			640,715	28,948	669,663

(1) See Note 29.

Delfín Jorge Ezequiel Carballo Chairperson

 EXHIBIT L

 FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	12/31/2019					12/31/2018
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	67,672,317	67,341,180	225,802	17,005	88,330	41,760,421
Debt securities at fair value through profit or loss	247,246	247,246				332,797
Other financial assets	2,511,110	2,511,110				1,407,289
Loans and other financing	38,684,729	38,684,729				45,834,893
Non- financial Public Sector						80
Other financial institutions	602,179	602,179				480,324
From the non- financial private sector and foreign residents	38,082,550	38,082,550				45,354,489
Other debt securities						81,630
Financial assets delivered as guarantee	2,878,107	2,878,107				926,039
Equity instruments at fair value through profit or loss	10,621	10,621				5,746
Investment in associates and joint arrangements	1,982,955	1,982,955				1,417,060
TOTAL ASSETS	113,987,085	113,655,948	225,802	17,005	88,330	91,765,875
LIABILITIES
Deposits	79,212,071	79,212,071				70,927,785
Non- financial government sector	3,990,300	3,990,300				2,295,035
Financial sector	229,923	229,923				100,200
Non- financial private sector and foreign residents	74,991,848	74,991,848				68,532,550
Liabilities at fair value through profit or loss
Derivative financial instruments
Repo transactions
Other financial liabilities	3,485,617	3,381,772	96,413		7,432	2,229,292
Financing from the Central Bank and other financial institutions	2,045,465	2,045,465				2,598,810
Issued corporate bonds
Subordinated corporate bonds	24,311,663	24,311,663				15,288,390
Provisions
Other non- financial liabilities	14,353	14,353				29,568
TOTAL LIABILITIES	109,069,169	108,965,324	96,413		7,432	91,073,845

Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	In normal
Item	situation	12/31/2019	12/31/2018
Loans and other financing
Overdrafts	976,290	976,290	135,924
Without senior collateral or counter-collateral	976,290	976,290	135,924
Documents	550,434	550,434	332,342
With senior “A” collateral and counter-collateral	26,000	26,000	11,560
Without senior collateral or counter-collateral	524,434	524,434	320,782
Mortgage and pledge	30,189	30,189	37,918
With senior “B” collateral and counter-collateral	20,248	20,248	34,641
Without senior collateral or counter-collateral	9,941	9,941	3,277
Personal	1,065	1,065	642
Without senior collateral or counter-collateral	1,065	1,065	642
Credit cards	68,393	68,393	74,497
Without senior collateral or counter-collateral	68,393	68,393	74,497
Other	342,121	342,121	544,771
With senior “B” collateral and counter-collateral	8,899	8,899	7,153
Without senior collateral or counter-collateral	333,222	333,222	537,618

Total loans and other financial	1,968,492	1,968,492	1,126,094

Eventual commitments	64,391	64,391	374
Total	2,032,883	2,032,883	1,126,468

Allowances	19,685	19,685	14,584

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

 DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2019

(Translation of financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount (*)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the- counter electronic market)	5	2	1	4,664,816

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	5	2	30	4,931,984

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	Other markets in the country	1	1		2,287,843

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	22	14		438,432

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Delfín Jorge Ezequiel Carballo Chairperson

              EXHIBIT P

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	19,510,869
Financial institutions and correspondents	77,882,611
Other	3,746
Debt securities at fair value through profit or loss			5,163,783	4,345,466	3,258	815,059
Derivative instruments			50,685	31,594	19,091
Repo transactions	1,087,916
Other financial assets	3,346,280		23,001			23,001
Loans and other financing
To the non-financial government sector	6,450,647
Other financial institutions	3,941,007
To the non- financial private sector and foreign residents
Overdrafts	41,335,187
Documents	20,578,219
Mortgage loans	20,603,981
Pledge loans	4,066,988
Personal loans	56,799,181
Credit cards	42,157,065
Financial leases	232,922
Other (1)	23,527,738
Other debt securities	17,652,644	46,015,974		36,122,521	9,893,453
Financial assets delivered as guarantee	10,659,244
Investments in equity instruments			1,536,146	9,352		1,526,794
TOTAL FINANCIAL ASSETS	349,836,245	46,015,974	6,773,615	40,508,933	9,915,802	2,364,854

(1) Includes the total provisions to the non- financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo Chairperson

                EXHIBIT P

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(Translation of the financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

		Fair value with changes in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	17,560,282
From the financial sector	314,162
From the non-financial private sector and foreign residents
Checking accounts	38,699,950
Savings accounts	91,699,076
Time deposits and Investment accounts	106,068,177
Other	8,070,775
Derivative instruments			768,732		768,732
Repo transactions
Other financial institutions	1,002,511
Other financial liabilities	19,636,657
Financing received from Central Bank and other financial institutions	2,245,645
Issued corporate bonds	5,525,039
Subordinated corporate bonds	24,311,663
TOTAL FINANCIAL LIABILITIES	315,133,937		768,732		768,732

Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT P

(continued)

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

		Fair value with changes in in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	10,695,902
Financial institutions and correspondents	62,628,768
Other	455,799
Debt securities at fair value through profit or loss			2,161,115	601,861	268,202	1,291,052
Derivative instruments			14,555	10,994	3,561
Other financial assets	2,238,769		91,168			91,168
Loans and other financing
To the non-financial government sector	1,775,507
Other financial institutions	5,573,806
To the non- financial private sector and foreign residents
Overdrafts	18,030,563
Documents	25,159,657
Mortgage loans	15,852,595
Pledge loans	4,367,045
Personal loans	57,516,829
Credit cards	29,429,548
Financial leases	453,536
Other (1)	20,493,461
Other debt securities	8,151,176	55,296,382		41,508,836	13,787,546
Financial assets delivered as guarantee	6,602,361		150,456	150,456
Investments in equity instruments			50,185	4,777		45,408
TOTAL FINANCIAL ASSETS	269,425,322	55,296,382	2,467,479	42,276,924	14,059,309	1,427,628

(1) Includes the total provisions to the non- financial private sector and foreign residents.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

(continued)

 CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

		Fair value with changes in in other	Fair value with changes in result	Fair value hierarchy
Item	Amortized cost	comprehensive income	Obligatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	19,311,800
From the financial sector	148,275
From the non-financial private sector and foreign residents
Checking accounts	23,763,012
Savings accounts	68,974,086
Time deposits and Investment accounts	121,102,019
Other	4,261,080
Derivative instruments			1,369	593	776
Repo transactions
Other financial institutions	164,469
Other financial liabilities	14,751,700
Financing received from Central Bank and other financial institutions	2,998,010
Issued corporate bonds	6,388,191
Subordinated corporate bonds	15,288,390					0
TOTAL FINANCIAL LIABILITIES	277,151,032		1,369	593	776

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Net financial Income/ (Loss)
Mandatory measurement
Items	12/31/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	1,704,436
Gain from private securities	495,112
Gain from derivative financial instruments
Forward transactions	1,247,914
Gain from other financial assets	11,384
Gain from equity instruments at fair value through profit or loss	1,431,156
Loss from sales of financial assets at fair value	(106,291)
Total	4,783,711

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	12/31/2019
Interest income
For cash and bank deposits	217,894
For government securities	6,362,108
For debt securities	1,336,890
For loans and other financing
Financial sector	1,634,794
Non- financial private sector	0
Overdrafts	13,936,602
Documents	4,510,043
Mortgage loans	6,686,838
Pledge loans	507,795
Personal loans	24,370,355
Credit cards	10,719,180
Financial leases	146,462
Other	4,958,028
For repo transactions
Central Bank of Argentina	397,550
Other financial institutions	2,256,721
Total	78,041,260
Interest expenses
From deposits
Non- financial private sector
Checking accounts	(302,183)
Saving accounts	(543,725)
Time deposits and investments accounts	(46,876,610)
For Financing received from Central Bank of Argentina and other financial institutions	(185,535)
For repo transactions
Other financial institutions	(258,894)
For other financial liabilities	(130,156)
Issued corporate bonds	(1,909,285)
For subordinated corporate bonds	(1,406,873)
Total	(51,613,261)

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective	Income for the	Other comprehensive
interest rate of financial assets measured at fair value	fiscal year	income
through other comprehensive income	12/31/2019	12/31/2019
From debt government securities	46,001,247	298,399
Total	46,001,247	298,399

Commissions income	Income for the fiscal year
12/31/2019
Commissions related to obligations	9,090,062
Commissions related to credits	138,185
Commissions related to loans commitments and financial guarantees	4,750
Commissions related to securities value	91,551
Commissions related to credit cards	5,099,092
Commissions related to insurance	952,491
Commissions related to trading and foreign exchange transactions	403,713
Total	15,779,844

Commissions expenses	Loss for the fiscal year
12/31/2019
Commissions related to trading and foreign exchange transactions	(131,424)
Other
Commissions paid ATM exchange	(651,837)
Checkbooks commissions and compensating cameras	(273,778)
Commissions Credit cards	(279,262)
(1,336,301)

Delfín Jorge Ezequiel Carballo
Chairperson

  EXHIBIT Q

  (Continued)

  BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Net financial Income/ (Loss)
Item	Mandatory measurement
12/31/2018
For measurement of financial assets at fair value through profit or loss
Gain from government securities	350,459
Gain from private securities	169,795
Gain from derivative financial instruments	0
Forwards transactions	212,878
Gain from other financial assets	65,132
Gain from equity instruments at fair value through profit or loss	10,115
Loss from sales or low of financial assets at fair value	(122,530)
Total	685,849

Delfín Jorge Ezequiel Carballo
Chairperson

  EXHIBIT Q

  (Continued)

  BREAKDOWN  OF STATEMENT OF INCOME

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest	Net financial income/ (Loss)
rate of financial assets measured at amortized cost	12/31/2018
Interest income
For cash and bank deposits	24,905
for debt securities	855,330
For government securities	175,181
For loans and other financing
Financial sector	1,228,809
Overdrafts	5,632,326
Documents	3,293,955
Mortgage loans	4,259,681
Pledge loans	581,898
Personal loans	20,718,653
Credit cards	7,060,816
Financial leases	166,394
Other	4,499,510
For forward transactions
Central Bank of Argentina	22,656
Other financial institutions	393,913
Total	48,914,027
Interest expenses
For deposits
Non- financial private sector
Checking accounts	(632,610)
Saving accounts	(349,331)
Time deposits and investments accounts	(22,246,724)
For Financing received from Central Bank of Argentina and other financial institutions	(120,849)
For repo transactions
Other financial institutions	(184,669)
For other financial liabilities	(52,332)
Issued corporate bonds	(1,506,677)
For subordinated corporate bonds	(832,312)
Total	(25,925,504)

Delfín Jorge Ezequiel Carballo
Chairperson

      EXHIBIT Q

      (Continued)

    BREAKDOWN  OF STATEMENT OF INCOME

  AS OF DECEMBER 31, 2018

  (Translation of the Financial statements originally issued in Spanish – See Note 43)

  (Figures expressed in thousands of Pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value	Income for the fiscal year	Other comprehensive income
through other comprehensive income	12/31/2018	12/31/2018
From debt government securities	16,476,367	(443,459)
Total	16,476,367	(443,459)

Commissions income	Income for the fiscal year
	12/31/2018
Commissions related to obligations	7,417,396
Commissions related to credits	266,329
Commissions related to loans commitments and financial guarantees	1,069
Commissions related to securities value	83,734
Commissions related to credit cards	3,214,763
Commissions related to insurance	691,798
Commissions related to trading and foreign exchange transactions	243,390
Total	11,918,479

Commissions expenses	Loss for the fiscal year
	12/31/2018
Commissions related to transactions to debt securities	(208)
Commissions related to trading and foreign exchange transactions	(40,061)
Other
Commissions paid ATM exchange	(387,236)
Checkbooks commissions and compensating cameras	(170,367)
Commissions Credit cards	(153,301)
Total	(751,173)

Delfín Jorge Ezequiel Carballo
Chairperson

              EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Amounts at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	12/31/2019
Other financial assets (See Note 15)	4,931	1,620,587	0	83	1,625,435
Loans and other financing	4,158,446	4,738,832	96,012	2,895,945	5,905,321
Other financial institutions	52,121	18,740	32,065	0	38,796
To the non-financial private sector and foreign residents	0	0	0	0	0
Overdrafts	282,318	952,162	2,683	115,802	1,115,995
Documents	354,248	45,569	22,841	125,159	251,817
Mortgage loans	272,753	178,511	1,165	44,971	405,128
Pledge loans	77,524	25,922	972	3,586	98,888
Personal loans	1,720,698	1,496,939	52	1,313,812	1,903,773
Credit cards	814,844	802,994	457	552,135	1,065,246
Financial leases	5,570	0	1,289	0	4,281
Other	578,370	1,217,995	34,488	740,480	1,021,397
Other debt securities	0	26,074	0	0	26,074
Total allowances	4,163,377	6,385,493	96,012	2,896,028	7,556,830

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Amounts at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	12/31/2018
Other financial assets	4,916	1,850	0	1,835	4,931
Loans and other financing	2,666,738	3,097,600	40,733	1,565,159	4,158,446
Other financial institutions	31,251	25,571	4,701	0	52,121
To the non-financial private sector and foreign residents	0	0	0	0	0
Overdrafts	139,833	201,211	7,209	51,517	282,318
Documents	202,505	193,753	1,546	40,464	354,248
Mortgage loans	152,116	153,332	14,208	18,487	272,753
Pledge loans	74,380	29,647	3,929	22,574	77,524
Personal loans	1,207,483	1,495,470	267	981,988	1,720,698
Credit cards	590,483	575,386	1,005	350,020	814,844
Financial leases	6,487	273	1,190	0	5,570
Other	262,200	422,957	6,678	100,109	578,370
Total allowances	2,671,654	3,099,450	40,733	1,566,994	4,163,377

Delfín Jorge Ezequiel Carballo
Chairperson

EARNING DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2019
(Translation of financial statements originally issued in Spanish -
See Note 44 to the consolidated financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	61,931,570
To legal reserve	(8,159,955)
Adjustments (Point 2.3. of BCRA rules regarding "Earnings distribution") (2)	(9,786)
SUBTOTAL 1	53,761,829
Adjustments (Point 2.1. of BCRA rules regarding “Earnings distribution") (2)	(346,414)
SUBTOTAL 2	53,415,415

DISTRIBUTABLE AMOUNT (3) y (4)	44,331,413	(5)

(1)	Includes voluntary reserve for future distribution of earnings amounted to 21,342,721
(2)	See note 40.b).
(3)	The earing distribution will be admitted, provided that the minimum cash requirement, on average (in pesos or foreign currency) will be shorter than the closing date position or the projected one, considering the earning distribution effects.
(4)	Related to the lower amount between subtotal 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2019, also considering the restrictions further described in note 40. as established by BCRA rules regarding "Earnings distribution".
(5)	Pursuant to Communiqué “A” 6464 of the BCRA, in the BCRA prior authorization process for the earning distribution the Superintendence of Financial and Foreign Exchange Institutions that BCRA shall be taken into account, among other conditions, the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651, therefore the amount to distribute would amount to approximately to 33,040,852.

The Board of Directors is allowed to differ until the meeting that considered the Memory of the fiscal year ended December 31, 2019, the proposal of destination the earning will be submit to the Shareholders’ Meeting.

Delfín Jorge Ezequiel Carballo
Chairperson

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have audited the accompanying consolidated financial statements of BANCO MACRO S.A. (“the Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2019, (b) the consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and (c) a summary of the significant accounting policies and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in Note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions that were established by the BCRA that are explained in the mentioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1. based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

2

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to errors or irregularities. In making this risk assessment, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2019, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other matters

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank (a) states that the BCRA established specific provisions for financial institutions regarding the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments”, and (b) quantifies the effect that full application of the mentioned standard would have on the financial statements. This issue does not modify the opinion stated in paragraph 4., but must be taken into account by those users who use IFRS for interpretation of the financial statements mentioned in paragraph 1.

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards - Measuring unit”, which (a) explains that although as of December 31, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily, (b) describes the main impacts that would be derived from applying IAS 29 with an initial quantification of certain global effects on the financial statements mentioned in paragraph 1., and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the financial information and should be taken into account in the interpretation of the information included by the Bank in the financial statements mentioned in paragraph 1. over financial position, results of operations and cash flows. This issue does not modify the opinion mentioned in paragraph 4., but we expressly state that although the financial statements mentioned in paragraph 1. were prepared to make a fair presentation pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a fair presentation according to professional accounting standards.

3

(c)	Note 3. "Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards", in which the Bank states that, for the purposes of measuring at fair value a holding of equity instruments in particular, has applied the requirements made by the BCRA through a Memorandum dated April 29, 2019. This issue does not modify the opinion expressed in paragraph 4., but must be taken into account by those users who use IFRS for interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in Note 44. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the separate financial statements of BANCO MACRO S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

a)	The financial statements mentioned in paragraph 1. are in the process of transcription into the Financial Statements book of BANCO MACRO S.A. and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

b)	The separate financial statements of BANCO MACRO S.A., except from what is mentioned in Note 3. “Basis for the preparation of these financial statements and applicable accounting standards” section “Transcription into books”, are taken from books kept, in all formal respects, in conformity with current legal regulations and with the terms and conditions established in CNV Resolution Nos. 1032/EMI and 1996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 300,862,843, none of which was due and payable as of that date.

d)	During the fiscal year ended December 31, 2019, we billed fees for audit services rendered to BANCO MACRO S.A., representing 99% of the total amount billed to the Bank on any and all account, 73% of the total audit fees billed to the Bank and its subsidiaries, and 73% of the total amount billed to the Bank and its subsidiaries on any and all accounts.

4

Buenos Aires City,

February 19, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

III.	Report on the financial statements

Introduction

1.	We have audited the accompanying separate financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of December 31, 2019; (b) the separate statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) a summary of significant accounting policies and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in Note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions that were established by the BCRA that are explained in the mentioned note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1. based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

2

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to errors or irregularities. In making this risk assessment, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1. present fairly, in all material respects, the financial position of BANCO MACRO S.A. as of December 31, 2019, as well as the results of its operations, changes in shareholders’ equity and cash flows for the year then ended, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other matters

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

(a)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, where the Bank (a) states that the BCRA established specific provisions for financial institutions regarding the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments”, and (b) quantifies the effect that full application of the mentioned standard would have on the financial statements. This issue does not modify the opinion stated in paragraph 4., but must be taken into account by those users who use IFRS for interpretation of the financial statements mentioned in paragraph 1.

3

(b)	Note 3. “Basis for the preparation of these financial statements and applicable accounting standards - Measuring unit”, which (a) explains that although as of December 31, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily, (b) describes the main impacts that would be derived from applying IAS 29 with an initial quantification of certain global effects on the financial statements mentioned in paragraph 1., and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the financial information and should be taken into account in the interpretation of the information included by the Bank in the financial statements mentioned in paragraph 1. over financial position, results of operations and cash flows. This issue does not modify the opinion mentioned in paragraph 4., but we expressly state that although the financial statements mentioned in paragraph 1. were prepared to make a fair presentation pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a fair presentation according to professional accounting standards.

(c)	Note 3. "Basis for the preparation of these financial statements and applicable accounting standards ", in which the Bank states that, for the purposes of measuring at fair value a holding of equity instruments in particular, has applied the requirements made by the BCRA through a Memorandum dated April 29, 2019. This issue does not modify the opinion expressed in paragraph 4., but must be taken into account by those users who use IFRS for interpretation of the financial statements mentioned in paragraph 1.

6.	As further explained in Note 43. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the consolidated financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

IV.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

a)	In our opinion, the financial statements mentioned in paragraph 1., were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

b)	The financial statements mentioned in paragraph 1., except from what is mentioned in Note 3. “Basis for the preparation of these financial statements and applicable accounting standards” section “Transcription into books”, are taken from books kept, in all formal respects, in conformity with current legal regulations and with the terms and conditions established in CNV Resolution Nos. 1032/EMI and 1996/EMI dated March 17, and May 20, 2004, respectively.

4

c)	As of December 31, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 300,862,843, none of which was due and payable as of that date.

d)	As of December 31, 2019, as stated in Note 33. to the financial statements mentioned in paragraph 1., the Bank carries shareholders´ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for the categories indicated in the mentioned note.

e)	During the fiscal year ended December 31, 2019, we billed fees for audit services rendered to BANCO MACRO S.A., representing 99% of the total amount billed to the Bank on any and all account, 73% of the total audit fees billed to the Bank and its subsidiaries, and 73% of the total amount billed to the Bank and its subsidiaries on any and all accounts.

Buenos Aires City,

February 19, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 30, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer